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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB/A


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
               SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934




                               U.S. REALTEL, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)



              DELAWARE                                     36-4360426
  (STATE OR OTHER JURISDICTION OF              (IRS EMPLOYER IDENTIFICATION NO.)
   INCORPORATION OR ORGANIZATION)

          555 WEST MADISON, ATRIUM LEVEL SOUTH, CHICAGO, ILLINOIS 60661
           (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES INCLUDING ZIP CODE)

                                 (312) 775-8900
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)



Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE



Securities to be registered pursuant to Section 12(g) of the Act:


                         COMMON STOCK, $0.001 PAR VALUE
                                (TITLE OF CLASS)

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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS





INTRODUCTION


         We have developed a package of property site access and usage rights, which we call "Telecommunications Rights." We obtain Telecommunications Rights from property owners under long-term, typically exclusive "Master Lease" Agreements. Under our Master Leases, we receive the rights to install communications infrastructure in a property and/or to provide communications services to the property's tenants. In exchange, we agree to share with the property owner a percentage of the revenues that we receive from subleasing the Telecommunications Rights to multiple service providers. We have created a proprietary database, the "USRT Telecom Grid", which contains site information about the location, size, type and ownership of our properties. As of April 1, 2000, there are more than 138,700 sites (domestic and foreign) in the USRT Telecom Grid, 135,356 of which are being marketed pursuant to Master Leases. We have executed agreements for approximately 240 installations on 180 properties of which 54 telecommunications facilities have been installed and are operational as of June 1, 2000.


         We have two divisions, Site Leasing and RealTel Riser, the latter of which is in an early stage of development. Our Site Leasing division enables communications service by bringing together service providers and property owners under long-term arrangements. We currently operate this business in the U.S. and in Argentina through our subsidiary, RealTel de Argentina, S.A., and in February 2000 organized RealTel do Brasil, S.A. to serve the Brazilian market. In our Site Leasing business, we sign "Master Subleases" with telecommunications service providers ("Telecom Service Providers") that grant us the right to install communications infrastructure and / or provide communications services to the property's tenants. Each Master Sublease lays out, up-front, the substantive business terms that define our arrangement with each Telecom Service Provider and forms the base document for each specific property sublease. As a result, Telecom Service Providers can access thousands of sites via one document, significantly expediting access to subscribers.

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         Our RealTel Riser division will aim to improve access to broadband services by installing advanced in-building centralized distribution systems over which we will lease capacity to Telecom Service Providers. Through our businesses, we serve tenants' communications needs, enhance the value of property owners' assets and support Telecom Service Providers' business plan execution, solidifying our position as a broadband distribution channel in the "Last 100 Feet" -- the distance between the fiber networks outside buildings to the end users within these properties.


         Our portfolio of telecommunications access rights and our extensive relationships with property owners and Telecom Service Providers comprise our core assets and provide the platform for our existing and future businesses. Since inception, we have received nominal revenues and accordingly, as of the date hereof, we are considered to be in the development stage.


HISTORY AND FORMATION

         U.S. RealTel, Inc., a Delaware Corporation, together with its subsidiaries, is referred to herein as the "Company," "We" and "Us." The Company has four subsidiaries: RealTel do Brasil, S.A., a majority owned Brazilian Corporation, RealTel de Argentina, S.A., a majority owned Argentinean Corporation, RealTel Consulting, Inc., a wholly owned Delaware Corporation, and RealTel Finance, LLC, a wholly owned Illinois Limited Liability Company.



         We were organized in January 1997 under the name "AGILE, LLC," and we incorporated in the State of Illinois under the name "U.S. RealTel, Inc." in August 1997. In November 1997, we merged with and into a shell corporation, Admiral Two Capital Corporation, and the surviving company's name was changed to "U.S. RealTel, Inc." On May 8, 2000, we reincorporated into the State of Delaware pursuant to a plan of merger under which U.S. RealTel, Inc., an Illinois corporation ("U.S. RealTel-Illinois") merged into the Company, a newly-formed Delaware corporation, and the shareholders of U.S. RealTel-Illinois exchanged all of their shares of common stock of U.S. RealTel-Illinois for a like number of shares of common stock of the Company. We are based in Chicago, and we currently operate eight branch offices throughout the United States. In


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addition, we established operations in Buenos Aires, Argentina in December
1998 and in Sao Paolo, Brazil in February 2000.

ORGANIZATION

         We are led by a seven-member senior management team with experience in communications and network services, real estate, property management, and antenna site leasing. As of April 17, 2000, we employ 37 full-time employees in eight cities in the United States.

-        We have three active subsidiaries.

- We own 100% of RealTel Consulting, Inc., a small part of our business, which provides strategic telecommunications consulting to the real estate market and manages telecommunications license agreements for property owners.

- We own 56% of RealTel de Argentina, S.A., a corporation organized under the laws of Argentina. This subsidiary has acquired telecommunications access rights to more than 130,000 sites and has begun to implement our site leasing business in Argentina.

- We own approximately 89% of RealTel do Brasil, S.A., through which we will develop our site leasing business in Brazil.

- We also own 100% of RealTel Finance, LLC, which has no significant assets or operations.


BUSINESSES

         We offer in-building communications solutions through our two principal divisions: Site Leasing and RealTel Riser. Our portfolio of telecommunications access rights and relationships with property owners and Telecom Service Providers provide the platform for each of these businesses. We will continue to develop and operate businesses designed to enhance broadband service provision in the "Last 100 Feet."

SITE LEASING

         Through our Site Leasing division, we introduce telecom services in our portfolio of telecommunications access rights by subleasing our Telecommunications Rights to Telecom Service Providers on a non-exclusive basis. Such subleases permit Telecom Service Providers to: (i) deploy equipment in a building in order to offer telephony, Internet, video and data services to the building's tenants through our "Occupant Services"; or (ii) place wireless communications antennas and equipment on rooftops and vacant land through our "Antenna Site Leasing". Our Occupant Services and Antenna Site Leasing programs are described below.

         We believe we serve an important function for Telecom Service Providers, property owners and tenants:

- For Telecom Service Providers, we expedite access to a nationwide grid of properties from which providers can choose those properties that best suit their siting and service needs. Each Telecom Service Provider signs one Master Sublease with us that provides access rights to multiple properties. By aggregating telecom access into a single contract,


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-        we eliminate the time-consuming process of negotiating and executing leases one owner and one property at a time.

- For property owners, we manage the processes of negotiating with multiple Telecom Service Providers - a process that owners typically have neither the expertise nor the resources to handle effectively. Each property owner signs one Master Lease with us that leases to us the telecommunications access rights to the owner's properties. As part of our services, we manage the review of the regulatory, legal, engineering, logistical and construction processes required of an owner before telecom services can be delivered. As a result, we significantly accelerate the deployment process for Telecom Service Providers.

         In the U.S., property owner approvals for all infrastructure installation are necessary. In Argentina and Brazil, however, landlord approvals are not required, thereby even further accelerating the deployment process for Telecom Service Providers.

- For building tenants, we deliver a competitive telecommunications environment that offers greater choice of Telecom Service Providers, competitive pricing and state-of-the art technology.


         The platform for our Site Leasing services is our Master Lease program through which property owners agree to allow us to sublease their Telecommunications Rights. Our standard Master Lease provides that our Telecommunications Rights are exclusive. However, a number of our Master Leases require that certain performance standards be achieved in order to retain our exclusivity. Our leases do not require payment of a fixed minimum rent. In the U.S., landlords retain approval rights for each proposed telecommunications installation. In Argentina and Brazil, however, landlord approvals are not required.



         MASTER LEASE. Our standard Master Lease grants us the exclusive right to sublet portions of the applicable landlord's properties to one or more subtenants for the purpose of such subtenants' placing and maintaining communications transmitting and/or receiving equipment on or in a property, which may include the exclusive right of access for the purpose of connection to all telecommunications risers and telecommunications systems (each referred to as a "Facility"). The standard lease term is five years with four additional consecutive five year option terms except for those relating to RealTel de Argentina which have ten-year terms. To the extent a landlord's property does not have a Facility placed thereon during the initial term the landlord has the right upon notice to us to terminate our exclusive rights with respect to such inactive property. The landlord is entitled to receive a designated percentage of the rent paid by subtenants utilizing portions of the landlord's property pursuant to subleases. Except for casualty or condemnation, neither party has the right to terminate the lease, absent an event of default, which is not cured as provided in the lease.


         We sublease these Telecommunications Rights to Telecom Service Providers through Master Subleases. Our Telecom Services Group, one of our sales and marketing groups, as described below, actively markets these Telecommunications Rights to Telecom Service Providers. Generally, Telecom Service Providers first execute our Master Subleases on a non-exclusive and non-site-specific basis. Our form Master Sublease complements our form Master Lease but we negotiate specific terms with both the property owners and the Telecom Service Providers.


         MASTER SUBLEASE. Our standard Master Sublease is a non-exclusive, non-site specific, master agreement which sets forth the terms and conditions pursuant to which a telecommunications company may sublet rights to install a Facility on a landlord's property. The standard term is five years with four additional, consecutive periods of five years as renewal terms. The specific terms covering a particular Facility which is to be installed on a landlord's property (such as rent and the length of term with respect to such Facility) are set forth in an addendum to the Sublease (each an "FSA"). The rights granted under the Sublease are non-exclusive and the subtenant may terminate the Sublease at any time provided that no FSA has been executed. An FSA may be terminated by a Subtenant prior to the installation of a Facility if it cannot obtain governmental approval to install such Facility or it otherwise determines that it is not feasible to construct the Facility. In each Sublease, the subtenant (other than those in Argentina) expressly acknowledges that no FSA can be executed or any Facility installed without the express written consent of the applicable landlord.


         The USRT Telecom Grid is our proprietary database which contains geographic and other pertinent site information to aid Telecom Service Providers in selecting properties. Currently, we have more than 8,700 domestic sites in the USRT Telecom Grid. While the majority of these sites are added to the USRT Telecom Grid pursuant to our Master Lease program, 381 multiple family residential properties were included at the inception of our business under non-exclusive agency agreements. We market these properties for Antenna Site Leasing only. In addition, 2,963 properties were added to the USRT Telecom Grid pursuant to a servicing agreement to market the property portfolio of a major discount retailer for antenna installations.

         We enhance our Site Leasing program by use of the USRT Telecom Grid -our database of pertinent information relating to our extensive portfolio of Telecommunications Rights. We


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maintain information about each property in the USRT Telecom Grid, including location, ownership, property type, building specifics and telecommunications usage, which we can configure in multiple forms in order to create targeted marketing material, maintain inventory control and facilitate reporting and forecasting. The database contains telecom market information to assist marketing personnel in forecasting their customers' deployment needs. Site information can be provided to Telecom Service Provider customers in a variety of formats in order to facilitate their selection process. Once a Telecom Service Provider enters into a Master Sublease, it may select these sites by the submission of a simple request form, which can be converted into an amendment to its Master Sublease to allow for expedited deployment.

         When a site is selected by a Telecom Service Provider for deployment, the process is managed on the database through a "9-Stage Tracking System." This 9-Stage Tracking System enables us to track and manage the site deployment process from coordinating initial customer site visits through income generation from an authorized installation. Our processing department uses the tracking system in order to verify lease and sublease compliance, schedule site visits, record completion dates and track rent requirements.

         Our personnel negotiate any unique terms between the property owners and the Telecom Service Providers. The agreed upon terms are sent to our legal department to prepare the site specific documentation and our engineering consultants review the proposed plans. The database is also utilized to track the receipt, review and approval of all prerequisites to construction, including plans and specifications, engineering, zoning and building permits, Federal Communications Commission approval, as well as any special conditions imposed by a property owner or required by a Telecom Service Provider. The database can be modified to address any unique needs of a property owner or customer. Rental and construction commencement dates are also tracked, so that payments and reports may be submitted to the property owner.

         OCCUPANT SERVICES. Occupant Services focus on providing Telecom Service Providers with access to multi-tenanted office buildings. Small and medium-sized businesses are target customers for broadband services typically provided by Telecom Service Providers. We believe that such businesses generally are under-served by incumbent providers. We target large, multi-tenanted office buildings in central business districts and suburban office parks, buildings where small and medium-sized businesses are typically located. Properties that house many tenants with heavy demand for telecom services are the most desirable properties and generate the highest rents. Occupant services revenue takes two forms: fixed rent and revenue-sharing. Telecom Service Providers that have entered into Master Subleases related to our Occupant Services business include leading competitive local exchange carriers, Internet service providers, and "Shared Tenant Service" providers.

         ANTENNA SITE LEASING SERVICES. Antenna Site Leasing Services provide site access to wireless communication companies and broadcasters. Antenna Site Leasing customers typically pay a fixed, monthly rent based upon the size, type of installation and location of the site. The demand for antenna sites is driven by the build-out of new wireless networks and expansion of existing networks to address the increased use of wireless communications for telephony, data transmission, and Internet access. As part of the antenna site leasing services we provide to property owners we review permits, construction drawings, installation plans, and regulatory

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compliance. We believe that we have attractive properties for antenna siting, including office buildings, retail centers, hotels and vacant properties in high-traffic areas.

       SALES AND MARKETING. Sales and marketing operations of our Site Leasing division are currently comprised of two operating groups: the Site Development Group and the Telecom Services Group.

- THE SITE DEVELOPMENT GROUP obtains Master Leases from property owners, which serve as the foundation of each of our businesses. Our Senior Vice President - Site Development presently supervises six employees who are each responsible for a specific geographic region or property owner type. Site Development Vice Presidents identify property portfolios that are attractive master-lease opportunities and attempt to secure Master Leases on them. All of the staff in the Site Development Group are licensed real estate salespersons and seasoned marketing professionals, with an average of 15 years of real estate and sales experience.

- THE TELECOM SERVICES GROUP markets our portfolio of properties to Telecom Service Providers. There are currently four marketing employees in the Telecom Group called "Telecom Leasing Managers". Telecom Leasing Managers have extensive backgrounds in telecommunications, having worked either for Telecom Service Providers or site acquisition companies.

         We support the efforts of our Site Development Group and our Telecom Services Group with national advertising, trade show marketing and other marketing support. We also provide our personnel with ongoing in-house training on the ever expanding opportunities to be offered to property owners and Telecom Service Providers.

REALTEL RISER


         Our RealTel Riser division will install in-building broadband centralized distribution systems in office properties with extensive telecommunications needs and then lease capacity on these systems to Telecom Service Providers. Not all properties are suitable for centralized distribution systems. A typical building candidate for a centralized distribution system is 200,000 square feet or larger and is multi-tenanted. We anticipate that in those buildings in which a centralized distribution system is installed, our RealTel Riser division will provide immediate access to competitively-priced broadband data, video and voice communication services on a carrier-neutral basis. We anticipate that we will begin installing such systems during the fourth quarter of 2000. We expect that the installation of a centralized distribution system in a multi-tenanted property of 200,000 square feet or more will require 60 to 90 days to complete.



         SYSTEM LICENSE AGREEMENT. Through our "System License" agreements we intend to receive the exclusive right from property owners to install and operate in-building centralized distribution systems in selected properties. We expect to leverage existing relationships with owners developed through our Site Leasing business to secure System License agreements on an expedited and targeted basis. Pursuant to the standard System License Agreement, we expect to obtain the exclusive right to install a centralized distribution system consisting of a telecommunications riser and colocation room in the applicable landlord's property. We will then enter into agreements with Telecom Service Providers to utilize the centralized distribution system and to install and maintain their equipment in the colocation room. The standard term of a System License agreement will be ten years with a ten year renewal option. The System License agreement may be terminated by either party in the event of a casualty or condemnation event or in the event of a default which is not cured as provided in the agreement. Each Telecom Service Provider will agree to pay a uniform transport fee to utilize the centralized distribution system and for the use of the colocation room based upon the square footage utilized by such Telecom Service Provider. In consideration of the license, the property owner is expected to be paid a percentage of the revenues received from each Telecom Service Provider utilizing the centralized distribution system. We expect, typically, to fund and own 100% of our system within a particular property but, as certain contractors and property owners have expressed a desire to participate


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financially, they may be offered the right to fund and partner in up to 50%
of individual in-building broadband centralized distribution systems.

         Currently, we intend to construct systems primarily in multi-tenanted properties of 200,000 square feet or greater. We will also build facilities for Telecom Service Providers to co-locate their equipment necessary to establish operations in buildings in which we operate systems. Typically located in the basement, these "co-location" facilities provide a secure, climate-controlled, environment for Telecom Service Providers.

         RealTel Riser will directly address the bottleneck of broadband connectivity in the "Last 100 Feet." As a result, we anticipate that Telecom Service Providers will benefit from greater convenience, faster time to market and significant cost-savings. For example, we expect to:

- relieve Telecom Service Providers of the inconvenience of providing local access themselves by either contracting with the incumbent local exchange carrier ("ILEC") or constructing their own system by installing carrier-neutral in-building systems that offer access to end-users;

- save Telecom Service Providers time by doing advance work, including obtaining in-building permits, contracting for local access and constructing the centralized distribution system;

-        deliver a "Plug-and-Play" environment that is easily accessible;

- create a neutral transport system that does not favor any one Telecom Service Provider, but instead establishes an open platform; and

- install a common in-building centralized distribution system that delivers the scale economies of a shared asset to Telecom Service Providers, who incur only a monthly expense for leased capacity, and use less capital to extend their networks to access new potential customers.



         RealTel Riser will benefit property owners as well by:

- installing an in-building broadband centralized distribution system that improves the building and increases the value of the property;

- sharing a percentage of the revenues derived from RealTel Riser with owners; and

- enhancing a building's technology and delivering improved services to tenants thereby providing such property owners with a competitive advantage in attracting and retaining tenants in their property.

         The in-building broadband riser infrastructure will run from the basement of a building to the top floor through a building's vertical shaft and will be designed with sufficient capacity to carry data, video and voice communications service for all the building's tenants for the


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foreseeable future. Inside the building, typically in the basement, we will establish a building point of presence. At each point of presence, the fiber-optic cables that make up the infrastructure connect to routers, switches and other equipment provided by the Telecom Service Providers that enable the transmission of voice, data and video traffic and aggregate and disseminate traffic to and from the fiber-optic cables. From the point of presence, data, video and voice communications service is carried outside the building over the Telecom Service Provider's local fiber lines. In many cases we will arrange dual points of building access for security and redundancy. Within a building site, the fiber infrastructure will likely have interconnections to bolster network security and redundancy, comforting both the Telecom Service Providers and the tenants that the backbone is secure and "always on." In circumstances where a fiber infrastructure is impractical, we will rely upon wireless, copper or other substitute technologies to create our in-building broadband centralized distribution system.


         We will monitor each in-building centralized distribution system 24 hours per day, seven days per week. The on-going monitoring of these systems will be outsourced to independent contractors. Working together with our operations personnel, our independent contractors will develop a proprietary scalable database that will monitor work order entry for new centralized distribution system-installed sites which come on line, coordinate billing processes between the Telecom Service Providers and end users of their services in each property site, and serve as a central repository of information with respect to demand and usage patterns for Telecom Service Providers and tenants who utilize their services to review performance and plan capacity. In addition, customer service representatives will be on call 24 hours a day, 365 days a year to handle requests for service. Our proprietary database will capture, track and save customer service orders, enabling us to monitor and improve the quality of these services. Additionally, the independent support staff will coordinate with a team of field operations personnel to provision, activate, maintain, repair and troubleshoot problems in each network 24 hours per day, seven days per week.


         We will contract with independent entities with an expertise in the deployment and management of centralized distribution systems, to design and install our in-building broadband centralized distribution systems. These independent contractors have experience in office building construction and electrical engineering. We believe that the construction capabilities of our independent contractors will allow us to rapidly and efficiently deploy our broadband centralized distribution systems in targeted property sites within our portfolio.

         The independent contractors have developed standardized installation drawings and details that can be applied to most of our construction projects and result in high quality construction processes. These construction practices are focused on ensuring compliance with applicable building and industry codes and standards. The expertise of our third party contractors in designing and constructing centralized distribution systems will allow us to reduce the space and resources needed to support our infrastructure and associated electronic systems in buildings.

         Typically, after we have targeted a property in our USRT Telecom Grid as a potential site for the installation of a centralized distribution system and received the approval of the property owner, our independent contractors will work with our operations team to undertake a site survey to determine if installation of a centralized distribution system is economically viable. This survey will include an analysis of the physical characteristics of the building and other important


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data, such as the number of tenants in the site, the size of the building and an evaluation of any pre-existing centralized distribution system in the building. If the site survey concludes installation of a centralized distribution system is economically viable, we will conclude negotiations and execute a Systems License agreement with the property owner for construction and operation of the centralized distribution system. A purchase order will be issued to the independent contractor authorizing the building of the centralized distribution system. The independent contractor will then develop a specific design plan for the targeted property site and commence a process of securing the necessary permits, licenses and building materials for that site.

         SALES AND MARKETING. Our portfolio of properties in the USRT Telecom Grid contains many attractive candidates for the RealTel Riser division. Our sales and marketing team for the Site Leasing division is building on its existing relationships with property owners to develop the RealTel Riser division and is also marketing RealTel Riser's benefits to many new potential landlords under our Site Leasing division. By focusing on leveraging and expanding the portfolio properties in our USRT Telecom Grid, we expect to be able to attract new RealTel Riser opportunities.

FOREIGN OPERATIONS


         Our operations in Argentina were established in December 1998.
Since its inception, RealTel de Argentina has concentrated on Master Leasing properties. As of March 1, 2000, RealTel de Argentina had Master Leased over 130,000 properties, over 100,000 of which are geocoded and currently being marketed primarily as antenna sites for wireless voice service. RealTel de Argentina has entered into an exclusive alliance agreement with the Argentina Building Managers Association, an organization whose members manage 65% of all multi-tenant office and residential buildings in Argentina, including over 7,500 premier commercial office properties in the commercial business district of Buenos Aires. Pursuant to the alliance agreement, the Argentina Building Managers Association has agreed to promote the contracting of all properties managed by its membership and associates to RealTel de Argentina and in consideration thereof, RealTel de Argentina has agreed to promote, on a preferential basis, the utilization of properties managed by members of the Argentina Building Managers Association. RealTel de Argentina has also agreed to provide technical assistance regarding telecommunications technologies, services and infrastructure and to monitor all infrastructure and new service installations in the properties, as well as insurance coverages from the telecommunications companies installing facilities on the properties. RealTel de Argentina is currently in the process of signing Master Leases with the individual managers. Currently, approximately 240 Master Leases have been executed by RealTel de Argentina. RealTel de Argentina has also entered into an oral teaming agreement with Lucent Technologies, which has contracts to provide turnkey PCS telephone antenna networks for two carriers, to provide sites throughout Argentina. RealTel do Brasil, the entity through which we operate in Brazil, was incorporated in February 2000 and opened its office in Sao Paulo in March 2000.


EMPLOYEES

         As of April 17, 2000, we had 37 full-time employees and one part-time employee. We have a sales and support staff, including telecommunications, real estate, legal and financial personnel, located in eight cities in the United States.

OVERVIEW OF INDUSTRY/COMPETITION

         TELECOMMUNICATIONS INDUSTRY. The telecommunications industry is being revolutionized by rapid technological advances in general and, more specifically, the emergence of the Internet as a means of communication. The entire retail business telecommunications market, currently


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at approximately 90 million lines, generates approximately $100 billion in revenue. According to Lehman Brothers Research, this market is growing 7%-9% per year, with data and Internet revenue growing in excess of 25%, resulting in total market revenues of an estimated $200 billion in 10 years. In particular, demand for the high-bandwidth capacity required to take advantage of emerging Internet services, data and multimedia communications is experiencing phenomenal growth.



         Internet usage is the primary force driving this demand. The Internet has emerged as one of the fastest growing communications media in history and is dramatically transforming how businesses and individuals communicate. International Data Corporation ("IDC") estimates that the number of Internet users in the United States reached 76 million in 1998, and will grow to approximately 200 million by 2003. More specifically, increased popularity of broadband Internet applications such as audio, video, and data files is fueling demand for high speed connectivity. According to Pioneer Consulting, total broadband subscribers are estimated to grow from 470,000 in 1998 to over 15 million in 2003, a compound annual growth rate of over 99%. In the business segment, Forrester Research estimates that the market for dedicated broadband Internet access to businesses will grow from $8 billion in 1999 to $42 billion in 2003. Of that total, 75% is expected to be spent on broadband services.



         Increasing applications and enhanced services utilizing the Internet are driving demand for high speed Internet access by U.S. businesses. For example, the Yankee Group estimates that the amount of electronic commerce conducted by U.S. businesses was $138 billion in 1999 and will grow to approximately $541 billion in 2003. According to IDC, business-to-business commerce over the Internet totaled almost $26 billion in 1998 and is expected to grow to $522 billion by 2003. Enhanced services, including web hosting, data storage and retrieval, video conferencing, network security, and others, are further driving revenues for Internet service providers. IDC estimates that value-added services, which amounted to $5 million in 1999, will grow to almost $24 billion by 2003. These enhanced services and increasing applications will continue to drive demand for high-bandwidth connectivity.



         Another phenomenon in the telecommunications industry is the rapid growth in the use of wireless communications for mobile telephony, wireless local loop and wireless data services. IDC expects that by 2004, the subscriber base will be over 207 million and revenue will reach approximately $76 billion. Demand for wireless services has been driven by advancements in technology, such as the use of digital technologies to deliver higher quality services and additional data features, and is expected to experience further rapid growth.



         UNDERSERVED SUBSCRIBER MARKETS. Based on this rapid increase in demand for telecommunications, many emerging, competitive communications companies, as well as traditional local and long distance communications companies, are developing businesses and investing billions of dollars in new infrastructure for the deployment of networks and in new antennas for wireless traffic. Yet small and medium-sized businesses, which IDC expects to represent as much as 93% of this demand, are currently under-served by such companies. It is estimated that small and medium-sized businesses will significantly increase their spending on telecommunications in the next several years, but most of these companies still rely upon their ILEC for services. As a result, these companies lack choice in service provision, pay prices that are higher than those of a competitive provider and do not yet have access to the


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

full range of broadband services. For example, according to IDC, 89% of small and 45% of medium-sized businesses currently access the Internet through dial-up service versus only 15% of large businesses.

         Small and medium-sized businesses are not the only underserved customers. Regional mall tenants face a similar situation. This market is perceived by competitive providers to be too small and too difficult to service and therefore is currently primarily addressed by the ILECs. However, tenants of regional malls and large retail centers have a growing demand for broadband communications services, both for services they currently use, including voice, Internet access, and data services for credit card processing, intracompany reporting, inventory management and intra-chain extranets, and for additional data and video services, for interactive, real time merchandising, advertising and cybercasting of entertainment events.


         The "Last 100 Feet" bottleneck in broadband connectivity lies at the center of this service provision opportunity. While many carriers have developed broadband long-haul and local fiber networks, the broadband network rarely extends from the curb to the end user. Lehman Brothers Research estimates that less than 3% of commercial office buildings are currently equipped to provide broadband services to their tenants. Large corporations have the resources to install and maintain their own infrastructure or the traffic volume to induce ILECs to run the fiber network to their locations. However, many multi-tenanted office buildings and retail centers that typically house small and medium-sized businesses are bandwidth constrained. Most smaller businesses cannot support their own dedicated fiber optic infrastructure and are limited to services that can be provided over their building's existing copper infrastructure.


         Currently, this broadband need is only marginally being addressed. Emerging Telecom Service Providers have identified small and medium-sized businesses as underserved and are crafting business plans around providing services to such customers in targeted multi-tenanted buildings. There is a growing recognition that the "Last 100 Feet" is extremely valuable and companies that can deliver access and transport to the "Last 100 Feet" have an important role in releasing the bottleneck and ensuring broadband access to a new and growing set of customers.

         REAL ESTATE MARKET. The U.S. commercial real estate market is characterized by fragmented ownership and poses a challenge to Telecom Service Providers, who need to obtain access rights from property owners in order to provide telecom services. The Department of Energy estimates that the size of the domestic commercial real estate market is approximately 33 billion square feet. Of that, about 10 billion square feet are in office properties, 13 billion square feet are retail space, about 4 billion square feet are in lodging properties and the balance is in warehouse and industrial properties. We believe that the best candidates for broadband service provision are large, multi-tenanted office buildings in central business districts and suburban office parks. Most of the commercial real estate in the U.S., approximately 81% of total square footage, is located in metropolitan areas. In the commercial real estate market, publicly traded real estate companies are the largest owners of assets. The largest concentration of ownership is of retail assets.

         COMPETITION. We face significant competition in each of our business divisions and the numerous companies that may seek to enter one or more of our niche businesses may expose us to severe price competition for our services and for building access rights. Our competitors may also be able to respond more quickly to technological developments and changes in customers' needs.

- BUILDING OWNERS. Owners of buildings, malls and retail centers may elect to either provide our services themselves or to partner with other entities to do so. To the extent these owners elect to manage the process of leasing or licensing access or placement directly to Telecom Service Providers, which may include in-building competitors, such as Allied Riser Communications, Broadband Office, or Cypress Communications, we may face difficulty in expanding the properties in our portfolio or in leveraging existing relationships to provide new services under our RealTel Riser division.

- SITE LEASING COMPETITORS. Site Leasing competitors, such as APEX Site Management, Devnet Communications, LLC, Riser Management Systems, L.P., and TRM either master lease or otherwise represent property owners in negotiations with Telecom Service Providers. To the extent property owners elect to enter into exclusive or other agreements with these companies, we may face difficulty in expanding the properties in the USRT Telecom Grid.

- REALTEL RISER COMPETITORS. Other companies such as Devnet, FiberNet Telecom Group, Inc. and Riser Management Systems, L.P., are also attempting to gain access to office buildings in order to construct centralized distribution systems with co-location space in the same target market as our RealTel Riser division. To the extent these competitors successfully obtain the rights to construct centralized distribution systems within our target buildings, we will be precluded from expanding the RealTel Riser division into these buildings.

RISK FACTORS

OUR SHORT OPERATING HISTORY MAKES IT DIFFICULT TO PREDICT OUR SUCCESS

         Our business was founded in January 1997, and we have a short operating history and limited historical financial and operating data with respect to our business. We have limited commercial operations and have recognized limited revenues since our inception.

OUR BUSINESS MODEL IS UNPROVEN AND MAY NOT SUCCEED

         We have not validated our business model and strategy in the market, particularly with respect to our RealTel Riser division. We believe that the combination of our unproven business model and the highly competitive and fast-changing communications market in which we compete makes it impossible to predict the extent to which our business model, especially with respect to RealTel Riser, will achieve market acceptance or our overall success. Additionally, while we believe that RealTel Riser will become a significant part of our overall business, this business line currently does not contribute to our revenue stream. Our current business model anticipates that a significant portion of the revenues generated under our agreements with Telecom Service Providers to utilize our centralized distribution systems may be shared with both property owners under our System Licenses and third party contractors who install and maintain each centralized distribution system. We cannot be assured that in order to ensure the successful deployment of our RealTel Riser division we will not have to share a greater portion of these revenues than we currently anticipate with these parties. This reduced revenue stream from our RealTel Riser division could have a material adverse effect on our business.

         To be successful, we must develop, market and implement our business divisions at widely accepted prices that cover both our operating expenses and our significant development costs. We may never be able to deploy our business divisions, achieve significant market acceptance, favorable operating results or profitability or generate revenues sufficient to cover our capital and operating costs. We will continue to make substantial expenditures before we know whether our business plan can be successfully executed. As a result of these potential issues, there is a risk that our business will fail. In addition, there is no assurance that our growth strategies, including our future contemplated business lines, will be deployed or achieve success in the marketplace.

DEMAND FOR OUR SERVICES IS UNCERTAIN

         There is no assurance that all new technologies will be successful in the marketplace or that the Telecom Service Providers introducing these technologies will be successful in raising the capital necessary for deployment. This inability of our Telecom Service Provider customers to deploy their products could limit our ability to sustain current revenue streams or to attract new customers to our Site Leasing or RealTel Riser division. Additionally, there is no assurance that companies successfully deploying these technologies will use our portfolio sites to the extent projected by us for either our Site Leasing or our RealTel Riser division lines, and if they do, there is no assurance that they will be successful and not default on obligations to us. Our ability to be successful in all of our divisions depends upon continued and growing demand by Telecom Service Providers, the desirability of our portfolio and our services to Telecom Service Providers and our ability to foster demand through our marketing of our portfolio and our services. Failure to generate this demand will cause a material adverse effect to our business.

WE ARE A DEVELOPMENT-STAGE COMPANY THAT HAS NOMINAL REVENUES AND MUST DEPEND ON ADDITIONAL FINANCING TO STAY IN BUSINESS


        Since inception, our efforts have been devoted to the development of our principal businesses and to raising capital. We have received nominal revenues and accordingly, as of the date hereof, we are considered to be in the development stage. We may not achieve or sustain positive EBITDA
(earnings before non-cash equity transactions, interest, taxes, depreciation and amortization), operating income or net income in the future. To date, we have incurred increasing negative EBITDA, substantial losses and negative cash flow on both an annual and quarterly basis. In 1999, we had negative EBITDA of approximately $5,038,000 excluding noncash equity transactions, net losses of approximately $5,744,000, and negative cash flow from combined operating and investing activities of approximately $5,040,000. We expect our negative EBITDA, net losses and negative cash flow to continue and to increase. Our ability to continue as a going concern and to implement our business plan is contingent upon our ability to raise capital, continue to expand our property portfolio and obtain adequate revenues from operations.
We anticipate that our private placement of securities in December 1999, including the convertible debentures issued and available, will be sufficient to fund operating losses anticipated through August 2000. We estimate that $8,000,000 is required to fund our operating losses for the next twelve months. If we are unsuccessful in raising capital through our current private offering or through alternative means, our current projections indicate we will run out of cash in the third quarter of 2000. Our independent auditors' report on our 1998 and 1999 consolidated financial statements contains a modification concerning substantial doubt about our ability to continue as a going concern.

         We expect that the actual amount and timing of our future capital requirements will depend on the demand for our services and on regulatory, technological and competitive developments, including additional market developments and new opportunities, in our industry. We will seek additional financing if market conditions allow us to raise public or privately financed capital on attractive terms. We may be unsuccessful in raising sufficient capital at all or on terms that we consider acceptable. If we are unable to obtain adequate funds on acceptable terms, our ability to fund our expansion or respond to competitive pressures would be significantly impaired. These limitations could hinder our ability to become profitable. If we decide to borrow funds in the future to fund our business, the terms of those borrowings would likely contain restrictive covenants that would limit our ability to incur additional indebtedness, pay dividends or undertake certain other transactions. These instruments could also require us to pledge assets as security for the borrowings. If we leverage our business by incurring significant debt, we may be required to devote a substantial portion of our cash flow to service that indebtedness. This could require us to modify our business plan.

WE DEPEND HEAVILY ON A LIMITED NUMBER OF TELECOM SERVICE PROVIDER CUSTOMERS; A SIGNIFICANT REDUCTION IN THE REVENUES RECEIVED FROM THESE CUSTOMERS WOULD HARM OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         We derive a large portion of our revenue from a limited number of Telecom Service Provider customers. The current annualized rent received by us from transactions with Teligent Communication, Inc., Sprint Spectrum and AT&T Wireless accounts for approximately 25%, 18% and 13%, respectively, of our projected annualized rent from all of our Telecom Service Providers. If these customers or a significant number of our smaller Telecom Service Provider customers default on their current commitments to us or elect not to renew their sublease arrangements with us, this could result in a significant reduction in revenues which would have a material adverse effect on our financial condition and results of operations. Telecom Service Providers providing occupant services in our properties may not contract enough subscribers in each building to be profitable. In such cases, Telecom Service Providers leasing such sites may have the right to terminate their Subleases for such sites which could result in a significant reduction in revenues which would have a material adverse effect on our financial condition and results of operations. Our typical amendment to a Master Sublease, which makes its terms site specific as to new properties has an initial term of five years, with renewal options ranging from five to 20 years.

WE MUST OBTAIN ADDITIONAL AGREEMENTS WITH OFFICE BUILDING OWNERS AND OWNERS OF LARGE RETAIL CENTERS OR OUR BUSINESS GROWTH WILL BE CONSTRAINED

         A significant portion of our Site Leasing division depends upon our ability to obtain telecommunications access rights leases from property owners and to sublease these rights to Telecom Service Providers who will provide occupant services. There are a finite number of tenants in our current portfolio of property sites with whom the Telecom Service Providers may contract. If Telecom Service Providers saturate the tenant market in our current portfolio and we do not enter into new Master Leases with our current and new property owners covering additional properties which we can then sublease, this could reduce our potential for new revenue streams in connection with Site Leasing and have a material adverse effect on our business.



         We derive a large portion of our revenue from customers located within the buildings of a limited number of real estate owners. We currently have 645 Master Leases in effect in the United States and approximately 240 in Argentina. The current annualized base rent received by us in respect of property sites covered under Master Sublease amendments to Master Leases with The Rouse Company, The Simon Property Group and Brandywine Realty Trust accounts for 37%, 20% and 8%, respectively, of our projected annualized base rent in respect of all property sites under Master Leases. Many of our Master Lease agreements give us exclusive rights with respect to the applicable site and contain minimum performance criteria. If these Master Leases become non-exclusive for failure to meet these performance criteria or if the Rouse Company, The Simon Property Group or Brandywine Realty Trust or a significant number of other property owners with whom we have Master Leases elect not to renew our Master Leases, then we may lose our ability to sublease a significant portion of our telecommunication access rights to Telecom Service Provider customers, which could limit our potential for new revenue streams from new or existing properties under Master Leases. Our typical Master Lease agreement has an initial term of approximately two to five years, with renewal options ranging from one to 20 years.


         An important component of our RealTel Riser division is our ability to leverage our expanding portfolio of telecommunications access rights to allow us to install our centralized distribution system and to introduce our System License agreements. Property owners with whom we have Master Leases may decide not to permit us to install our centralized distribution system in their buildings or, if installed, to engage or renew our System License agreements. Moreover, non-renewal of Master Leases may further reduce our ability to expand RealTel Riser which would reduce our potential revenues and have a material adverse effect on our financial condition and results of operations.

WE MAY BE UNABLE TO DELIVER SERVICES UNDER OUR REALTEL RISER BUSINESS IF OUR CENTRALIZED DISTRIBUTION SYSTEMS ENCOUNTER TECHNICAL DIFFICULTIES

         There may be disruptions in services provided to tenants by Telecom Service Providers utilizing our centralized distribution systems under the RealTel Riser program due to unauthorized access, computer viruses and/or other disruptions. Remediating the effects of these technical and other disruptions may require interruptions or cessation of services provided by Telecom Service Providers to tenants. This loss of customers and/or revenue could have a deleterious impact on these Telecom Service Providers' ability to continue to use our centralized distribution systems in one or multiple property sites. Our agreements with Telecom Service Providers to provide services over centralized distribution systems may be terminated under certain circumstances, including an inability of the Telecom Service Providers to maintain certain thresholds of revenue or to achieve certain performance criteria. If these agreements are terminated or are not renewed and we are unable to secure replacement agreements with other Telecom Service Providers, this will reduce our expected revenue from RealTel Riser. In addition, when we install our centralized distribution systems for RealTel Riser we will incur significant initial expenditures. These expenditures will vary depending on the size of the building and whether we encounter any construction-related difficulties. If agreements with

Telecom Service Providers to utilize our centralized distribution systems are terminated and we are unable to secure replacement agreements with alternative Telecom Service Providers, this may preclude our ability to recover infrastructure costs in connection with an installed centralized distribution system.

OUR REALTEL RISER BUSINESS COULD SUFFER FROM A REDUCTION OR INTERRUPTION FROM OUR EQUIPMENT SUPPLIERS OR OTHER THIRD PARTIES ON WHOM WE RELY FOR INSTALLATION, MANAGEMENT AND PROVISION OF FIELD SERVICE

         We anticipate that under our RealTel Riser division we will purchase the equipment utilized in building centralized distribution systems in our portfolio properties from various vendors. Any reduction in or interruption of deliveries from our major equipment suppliers, such as a local cabling company, could delay the build-out of the centralized distribution system in any single or multiple property site(s) in our portfolio, impair our ability to acquire or retain Telecom Service Provider customers under the RealTel Riser business and harm this RealTel Riser business generally. In addition, the price of the equipment we purchase may substantially increase over time, increasing the costs we pay in the future. It could take a significant period of time to establish relationships with alternative suppliers for each of our technologies and substitute their technologies into our network.

         In addition, we will outsource a significant portion of the installation and ongoing monitoring, maintenance and repair service for the RealTel Riser division to third parties. There are a limited number of such companies providing these services and we will be seeking to secure outsourcing agreements with these companies at the same time as our competitors. We cannot be assured that in the event that we decide to replace our existing third party contractors or to secure agreements with new third party contractors for our RealTel Riser division that there will not be a delay in the process of locating third party installers or field service providers or securing agreements with these parties, or that we will be successful in replacing or securing third party contractors at all. In addition, we cannot be assured that we may not experience an interruption in installation or ongoing service from any significant installer or field service provider of our centralized distribution systems. Any of the foregoing could impair our ability to acquire or retain Telecom Service Provider customers under the RealTel Riser business and harm our RealTel Riser business generally.

WE MUST ATTRACT AND RETAIN KEY PERSONNEL IN A TIGHT LABOR MARKET OR WE WILL BE UNABLE TO MANAGE OUR GROWTH

         There currently is intense competition for personnel with the qualifications we require. The loss of the services of key personnel or the failure to attract additional personnel as required could have a material adverse effect on our ability to grow. We are highly dependent upon the efforts of our existing senior management team. Although we have entered into employment agreements with some members of our senior management team, these agreements do not obligate the employees to remain with us for any length of time. We believe that our future success will depend in large part on our ability to attract and retain qualified technical and sales personnel.

WE MAY NOT BE ABLE TO MANAGE OUR GROWTH, WHICH COULD HARM OUR BUSINESS

         If we are successful in implementing our business plan, our operations will expand rapidly. This rapid expansion could place a significant strain on our management, financial and other resources. Our ability to manage future growth, if it occurs, will depend on, among other things, our ability to: (1) control expenses related to our business plan;
(2) maintain responsive customer service; (3) improve existing, and implement new, billing and collections, operational support and administrative systems; and (4) expand, train and manage our employee base, in particular qualified sales, technical and managerial personnel. The failure to manage our growth effectively would impair our business and operational performance. We may not be able to maintain the quality of our operations, to control our costs, and to expand our internal management, technical, information and accounting systems in order to support our desired growth.

         Sophisticated information processing systems are vital to our growth and our ability to achieve operating efficiencies. We will rely on our USRT Telecom Grid proprietary system and our RealTel Riser proprietary software and database to provide services, send invoices and monitor our operations. A failure of any of these systems could have a material adverse effect on our operations and business. Our third party field service providers under the RealTel Riser business will work with us to develop a proprietary software and database system to monitor and operate each centralized distribution system. We may be unable to implement these systems on a timely basis or at all, and these systems may not perform as expected. This could materially impact our ability to deploy and expand the RealTel Riser business. In addition, there may be other systems we have not identified that are required or in need of improvement both in our Site Leasing and RealTel Riser divisions. We may also be unable to maintain and upgrade these systems as necessary.

WE MAY FACE EXPOSURE TO REGULATORY AND GENERAL ECONOMIC CONDITIONS IN OUR NON-U.S. OPERATIONS

         The Argentine government exerts significant influence over its economy. In the recent past, the Argentine government has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in certain sectors of the economy, including the technology industry. Certain of these benefits that may directly affect us include, among others, preferential rules on foreign investment and repatriation. To be eligible for certain of these tax benefits, we may be required to meet certain conditions and a failure to meet such conditions could result in the unavailability of such benefits. Further, there can be no assurance that such tax benefits will be continued in the future at their current levels. Changes in the business or regulatory climate of Argentina, or any other country in which we operate in the future, including Brazil, could have a material adverse effect on our business. Although wage costs in Argentina are significantly lower than in the U.S. and elsewhere for comparably skilled professionals, wages in Argentina are increasing at a faster rate than in the U.S. In the past, Argentina has experienced significant inflation and shortages of foreign exchange, and has been subject to civil unrest and acts of terrorism. Changes in inflation, interest rates, taxation, unionization or other social, political, economic or diplomatic developments affecting Argentina or any other country in which we operate in the future, including Brazil, could have a material adverse effect on our business.

THE SECTOR IN WHICH WE OPERATE IS HIGHLY COMPETITIVE, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY


         We face competition from entities with significantly greater financial resources, well-established brand names and larger customer bases and property portfolios. Competitors to our Site Leasing Division include Motorola, Inc., APEX Site Management and Devnet Communications. Competitors to RealTel Riser include FiberNet Telecom Group, Inc. and Riser Management Systems, L.P. Furthermore, the numerous companies that may seek to enter our niche may expose us to greater price competition for our services and for telecommunications access rights leases. We expect competition to intensify in the future. We expect significant competition from traditional and new in-building competitors. Some of these competitors have sought to develop exclusive relationships with building owners. To the extent these competitors are successful, we may face difficulties in expanding our portfolio of properties, our ability to generate revenues from Master Subleases, and to leverage new additions to our portfolio to introduce our services, such as Occupant Services or our RealTel Riser business. Competition could also result in a diminution of our net revenue margins.


REGULATION OF ACCESS TO OFFICE BUILDINGS COULD NEGATIVELY AFFECT OUR BUSINESS

         There have been both federal and state proposals to require that commercial office buildings give access to competitive providers of telecommunications services. Several states have adopted such regulations at the public utilities commission level and others may be adopted by state legislators or public utilities commissions in the future. Recently, the Federal Communications Commission, or FCC, initiated a regulatory proceeding relating to utility shaft access in multiple tenant buildings, and a bill was introduced in Congress regarding the same topic. Some of the issues being considered in these developments include requiring building owners to provide utility shaft access to telecommunications carriers, and requiring some telecommunications providers to provide access to other telecommunications providers. Many of our Master Leases currently afford us exclusivity with respect to telecommunications access rights. In addition, we expect that our Systems Licenses will afford the same exclusivity. We cannot predict whether or in what form the access proposals will be adopted. If they are adopted and regulatory or legal requirements change access rights to our target buildings, these requirements could have a material adverse effect on all of our lines of business.

OUR BUSINESS COULD BE ADVERSELY AFFECTED AS A RESULT OF LEGISLATION AND GOVERNMENT REGULATION OF TELECOM SERVICE PROVIDERS

         Changes in the regulatory environment could affect our operating results by increasing competition, decreasing revenue, increasing costs or impairing the ability of our Telecom Service Providers to offer services. The provision of basic communications services is subject to significant regulation at the federal and state level. The FCC regulates carriers providing interstate and international communications services. State public utilities commissions and municipalities exercise jurisdiction over intrastate communications services but do not regulate most enhanced services, which involve more than the pure transmission of customer provided information. Many of our Telecom Service Provider customers are subject to federal and state regulations. These regulations change from time to time in ways that are difficult either for us or these other parties to predict. Although we believe the services we provide today are not subject to significant regulation by the FCC or the state public utilities commissions, changes in regulation or new legislation may impose or eventually increase the regulation of our current services or those we will offer under RealTel Riser or future businesses.

ALTERNATIVE TECHNOLOGIES POSE COMPETITIVE THREATS

         The communications industry is subject to rapid and significant technological change, such as continuing developments in digital subscriber line technology and alternative technologies for providing high-speed data communications. In addition to fiber-optic technology, there are other technologies, such as DSL and wireless technology, that provide more capacity and speed than traditional copper wire transmission technology. These technologies may be improved and other new technologies may develop that provide more capacity and speed than the fiber-optic technology we will employ in connection with our centralized distribution systems under the RealTel Riser division. Such new technologies may be used in place of or cause us to reconfigure or upgrade our centralized distribution system. In addition, telecommunications technologies may be developed that replace those that use antenna networks for which we have Master Subleases. Our success in improving and expanding our Site Leasing and RealTel Riser divisions will depend on our ability to anticipate or adapt to new technology on a timely basis. We will rely on third parties, including some of our competitors and potential competitors in the RealTel Riser business, to develop and provide us with access to communications and networking technology. The development of new technologies or the significant penetration of alternative technologies into our target market may either reduce the demand for our services, require us to devote important capital, human and technical resources to upgrade, reconfigure or replace our current or future technology or some combination of each of these, and consequently could have a material adverse effect on our business.

WE MAY FACE SIGNIFICANT RISKS WITH RESPECT TO OUR NON-U.S. OPERATIONS

         We plan to expand our operations in Argentina and Brazil and to target additional foreign markets where the telecom, economic, regulatory and real estate conditions support our business plan. There can be no assurance that these non-U.S. operations will be profitable or support our growth strategy. The risks inherent in our overseas business activities include but are not limited to unexpected changes in regulatory environment, foreign currency fluctuations, unionization, tariffs and other trade barriers, difficulties in managing international operations and potential foreign tax consequences, including repatriation of earnings and the burden of complying with foreign laws and regulations. If we are unable to manage growth, attract and retain personnel, manage major development efforts, or profitably deliver services, this could have a material adverse impact on our ability to successfully maintain and develop our international operations and could have a material adverse effect on our business.

RETAINED CONTROL BY OUR PRINCIPAL STOCKHOLDERS MAY CREATE CONFLICTS OF
INTEREST

         The concentration of ownership of our stock may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, or a tender offer which could involve a premium over the price of our common stock. Currently, our executive officers, directors and greater-than-five-percent stockholders and their affiliates, in the aggregate, beneficially own approximately 74% of the outstanding common stock (not including shares issuable upon the conversion or exercise of convertible debentures, warrants or options). If all of these stockholders were to vote together as a group, they would have the ability to exert significant influence over our board of directors and its policies as well as other significant corporate matters such as charter and bylaw amendments and possible mergers or corporate control contests. A number of our shareholders are parties to a shareholders agreement under which, among other things, they have agreed to vote as a group on the election of directors.


THERE IS A LIMITED PUBLIC MARKET FOR OUR COMMON STOCK AND INVESTORS WILL
HAVE SIGNIFICANTLY LESS LIQUIDITY AND LIMITED AVAILABILITY OF QUOTATIONS IF OUR COMMON STOCK IS NO LONGER ELIGIBLE FOR QUOTATION ON NASDAQ'S OTC BULLETIN BOARD.



         A limited public market currently exists for our common stock. As of the date of this registration statement, our common stock is quoted on Nasdaq's OTC Bulletin Board.



         The OTCBB eligibility rule provides that no issuer may be quoted on the Nasdaq OTC Bulletin Board unless it is required to make current filings pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1933. We did not meet this requirement by our required compliance date of May 3, 2000, but we obtained a temporary stay to continue to have common stock quoted on the Nasdaq OTC Bulletin Board.



         During this time, we have appealed the NASD-scheduled removal of our stock quotations from the Nasdaq OTC Bulletin Board. As part of that effort, we applied to the Securities and Exchange Commission for a stay of the removal, until our appeal could be resolved. On May 3, 2000, the SEC issued an order temporarily staying the removal of our quotations from the Nasdaq OTC Bulletin Board. Since that time, the SEC has accepted our appeal, but has not yet set a schedule to hear the arguments of the parties. No assurances can be given that our appeal will be successful or when the SEC will continue the stay. If we are not successful in our appeal, our common stock will not be eligible for quotation on the Nasdaq OTC Bulletin Board, which could occur at any time without notice.



         If our common stock is no longer quoted on the Nasdaq OTC
Bulletin Board, we believe our common stock quotations will be published in the "pink sheets," which generally does not provide real time quotes. As a result, we believe investors will have significantly less liquidity and limited availability of quotations, which could have a material adverse effect on the market price of our common stock. No assurance can be given when, if ever, we will meet the Nasdaq OTC Bulletin Board qualifications to permit our common stock to be quoted on the Nasdaq OTC Bulletin Board or when our common stock will be listed on a national exchange.


THE CONVERSION AND EXERCISE OF OUTSTANDING SECURITIES MAY HAVE A DILUTIVE
EFFECT


         We have outstanding convertible debentures, warrants and options with conversion and exercise prices ranging from $0.01 per share to $8.00 per share. The conversion or exercise of these securities could have a dilutive effect with respect to holders of our common stock. As of March 31, 2000, the total number of shares issuable by us under outstanding convertible debentures, warrants and options was approximately 2,600,000.


FORWARD LOOKING STATEMENTS

         This registration statement contains forward looking statements. We believe that statements of past and existing facts contained in this registration statement are accurate to the best of our knowledge, or are from reliable sources, and that forward looking statements contained in this registration statement are reasonable based upon present knowledge, intentions and circumstances. However, we cannot and do not warrant, assure or guarantee the accuracy or achievement of any forward looking statements.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS


         The following discussion of our consolidated financial condition and results of operations for the quarter ended March 31, 2000 should be read in conjunction with our unaudited condensed consolidated financial statements, including the related notes, included elsewhere in this Registration Statement. These financial statements and the discussions regarding the year ended December 31, 1999 should be read in conjunction with our December 31, 1999 annual consolidated financial statements. Such annual consolidated financial statements include our independent auditors' report, which contains a modification concerning substantial doubt about our ability to continue as a going concern.


OVERVIEW


         We are in the development stage and have experienced recurring losses since inception (January 15, 1997) and have negative cash flows from operations. For the periods ended March 31, 2000 and 1999, we experienced net losses of $2,124,937 and $1,217,610, respectively, and we have experienced net losses of $16,404,617 since inception. As of March 31, 2000, we had working capital of $1,697.

         Management is pursuing various sources of debt and equity financing. Although we plan to pursue additional financing, there can be no assurance that we will be able to secure financing when needed or obtain financing on terms satisfactory to us. Failure to raise such financing could result in the depletion of our available funds. Without such funds we would be unable to compensate our employees or comply with our payment obligations under our loan agreements or with our vendors.


         Our ability to continue as a going concern is contingent upon our ability to raise capital, expand the network of telecommunications access rights, successfully market these rights to the Telecom Service Providers and attain profitable operations. Management expects to continue to incur significant development costs to generate sufficient revenues to achieve profitability. These costs could increase as we pursue new sources of revenues such as in-building communications networks and broadband transport services in office buildings and retail centers.



         In order to meet anticipated expenses for the next year and the near term, we intend to seek additional capital through debt and equity financing. On February 11, 2000, we retained an investment banking firm to pursue a private placement of equity or equity-linked securities. We currently expect the amount of the private placement to be up to approximately $25 million. No assurance can be given that we will be able to sell securities or raise additional money to meet our operating needs, or that, if available, such financing could be effected on terms acceptable to us. If we are not able to sell additional securities or raise additional financing to meet our future operating expenses and expansion, there is a substantial doubt that we will be able to continue as a going concern. Our independent auditors' report on our 1998 and 1999 consolidated annual financial statements contains a modification concerning substantial doubt about our ability to continue as a going concern. If we are unsuccessful in raising capital through our current private offering, or through alternative means, our current projections indicate we will run out of cash in the third quarter of 2000. As of the date of this report, our common stock is quoted on the Nasdaq OTC Bulletin Board. We filed a Form 10-SB on April 19, 2000 to become a reporting company and have filed and have been granted a temporary stay to continue trading on the Nasdaq OTC Bulletin Board.




         During the quarters ended March 31, 2000 and 1999, our activities were primarily focused on the expansion of our organizational structure, raising additional operating capital, recruiting and training personnel, adding properties to the "USRT Telecom Grid" pursuant to our Master Lease program, signing Master Subleases with Telecom Service Providers, and marketing our telecommunications access rights to Telecom Service Providers. In February
2000 we formed an 89% owned subsidiary in Brazil, named RealTel do Brasil, S.A.




QUARTER ENDED MARCH 31, 2000 COMPARED TO QUARTER ENDED MARCH 31, 1999.

         REVENUES. Revenues increased to $224,091 for the quarter ended March 31, 2000 from $28,323 for the same period in 1999. The revenue increased as we entered into more site specific subleases of our telecom access rights with Telecom Service Providers on properties in the "USRT Telecom Grid."

         REVENUES-NET. Revenues-net (after direct costs) also increased consistent with the increased revenues although margins on the initial leases in 1999 were lower reflecting the startup nature of the business.

         OPERATING EXPENSES. Operating expenses increased to $1,942,389 for the quarter ended March 31, 2000 from $1,231,960 for the quarter ended March 31, 1999. In the 2000 quarter, salaries and benefits increased to $1,030,315 from $607,146 for the first quarter of 1999 as we hired additional personnel to implement our business plan. General and administrative expenses increased in the first quarter of 2000 to $762,985 from $499,025 in the first quarter of 1999. This increase was for additional office space, insurance, travel and other operating costs, while marketing costs were reduced. Professional and investment banking fees were $149,089 in 2000 compared to $ 125,789 in the first quarter of 1999.

         Operating expenses include the cost to fund the operations in Argentina and the startup of our subsidiary in Brazil, which were approximately $546,000 for the quarter ended March 31, 2000 compared to $126,000 for the same period in 1999 and $1,666,000 since inception. No foreign currency adjustments exist since the peso is equivalent to one U.S. dollar, and the Brazilian expenses were paid in US dollars.

         INTEREST EXPENSE AND FINANCING COSTS. During the quarter ended March 31, 2000, interest expense and financing costs increased by $266,107 from the comparable three months in 1999. The increase is attributable to noncash interest charges of $195,000 in the first three months of 2000 relating to the debt discount on the convertible debenture and interest expense on the convertible debenture and convertible note payable. There were no interest charges for the first three months of 1999.

         INTEREST INCOME. Interest income increased to $33,617 during the quarter ended March 31, 2000 from $9,417 in 1999 as a result of short term investments of cash received from the end of December 1999 funding of the convertible debenture.

         INCOME TAXES. No income tax benefit of our losses has been recognized because of the uncertainty in realizing the benefit of our net operating losses.

         NET LOSS. Our net loss increased for the quarter ended March 31, 2000 to $2,124,937 ($.33 per basic and diluted common share) from $1,217,610 ($.21 per basic and diluted common share)for the comparable period in 1999, primarily because of increased salaries and benefits of personnel hired to support our growth, interest expense on our debt, operating expenses of the Argentina subsidiary and the startup costs of the Brazilian subsidiary.


YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998.

         REVENUES. Revenues increased to $410,451 in 1999 from $43,395 in 1998. The revenue increased as we accelerated our efforts to enter into site specific Subleases of our telecommunications access rights with Telecom Service Providers on properties in the "USRT Telecom Grid."

         REVENUES-NET. Revenues-net (after direct costs) also increased consistent with the increased revenues although margins on the initial leases were lower reflecting the startup nature of the business. Revenues and revenues-net included $50,000 and $20,000 respectively for the sale of an easement right and a fee for negotiating the termination of a third party contract in 1999. Both of these transactions are related to our site leasing business.


         OPERATING EXPENSES. Operating expenses increased to $5,623,323 for the year ended December 31, 1999 from $4,795,538 for the year ended December 31, 1998. In 1999, salaries and benefits increased to $2,966,928 from $1,944,780 in 1998 as we hired additional personnel to implement our business plan. General and administrative expenses increased in 1999 to $1,960,156 from $1,271,984 in 1998. This increase was for additional office space, marketing and travel costs. Professional and investment banking fees were $696,239 in 1999 compared to $1,578,774 in 1998, because of noncash equity charges for common stock and warrants issued for services in 1998 of $899,000, primarily related to the cancellation of an investment banking agreement, compared to $170,500 in 1999, and lower professional fees.


         Operating expenses include the cost to establish the operations in Argentina, which were approximately $1,061,000 in 1999 compared to $59,000 in 1998. No foreign currency adjustments exist since the peso is equivalent to one U.S. dollar.

         INTEREST EXPENSE AND FINANCING COSTS. In 1999, interest expense and financing costs decreased to $254,871 from $2,715,982 in 1998. The decrease is attributable to noncash equity charges of $2,349,000 in 1998, primarily for favorable and revised conversion rates related to convertible debentures, compared to $225,000 in 1999, and reduced interest expense in 1999 as a result of decreased average indebtedness outstanding.

         OTHER INCOME. Other income amounting to $71,020 in 1998 represented a one-time fee relating to a nonrefundable loan application fee received.

         INCOME TAXES. No income tax benefit of our losses has been recognized because of the uncertainty in realizing the benefit of our net operating losses.

         NET LOSS. Our net loss decreased in 1999 to $5,743,673 ($.96 per basic and diluted common share) from $7,401,299 in 1998 ($1.64 per basic and diluted common share), primarily because of the reduced noncash equity charges discussed above, partially offset by the startup costs of the Argentina subsidiary and increased salaries of personnel hired to support our growth.

LIQUIDITY AND CAPITAL RESOURCES

         We are in the development stage. We have a substantial ongoing investment in business development efforts and expenditures to build the appropriate infrastructure to support our expected growth. Consequently, we have been substantially dependent on private placements of our equity securities and debt financing to fund our cash requirements.


         Net cash used in our operations was $1,875,211 for the quarter ended March 31, 2000 and $1,099,797 for the quarter ended March 31, 1999. The increase in net cash used for operating activities in 2000 was primarily due to the funding of the Argentinean subsidiary, the startup of the Brazilian subsidiary, interest expense on our debt and increased salaries and benefits. Net cash used in our operations was $4,915,428 for the year ended December 31, 1999 and $3,677,112 for the year ended December 31, 1998. The increase in net cash used for operating activities in 1999 was primarily due to the funding of the startup of the Argentinean subsidiary and increased salaries and benefits.

         Cash used in investing activities was $66,750 in the quarter ended March 31, 2000 and $18,820 in the quarter ended March 31, 1999. Cash used in investing activities was $124,199 in the year ended December 31, 1999 and $145,810 in the year ended December 31, 1998. Cash used was primarily for the purchase of equipment and leasehold improvements. We have no significant capital expenditure commitments.



         Our primary sources of liquidity have been through the issuance of common stock and borrowings through convertible debentures. Proceeds received from financing activities were primarily used to fund our losses. In the quarter ended March 31, 2000, we spent $98,619 for costs to prepare for a private placement of our equity securities. Net cash provided from financing activities was $8,790,627 for the year ended December 31, 1999 and $3,741,147 for the year ended December 31, 1998. The amounts in both 1999 and 1998 were primarily from the proceeds from the issuance of common stock, as well as from the issuance of convertible debentures.

         In March 1998, we issued $1,550,000 of Series B convertible debentures which had an interest rate of 9% per year. The debentures were due on the earlier of December 31, 1998 or the date of funding of a secondary equity offering as defined in the debentures. These debentures along with $525,000 of Series A convertible debentures, which were issued in December 1997, were converted into 518,750 shares of our common stock at $4.00 per share during the fourth quarter of 1998. On October 2, 1998, we sold 575,000 shares of our common stock at $4.00 per share in a private placement. The proceeds from this sale totaled $2,118,000, net of expenses.

         During 1999, we completed two private placements of our common stock. We sold 578,500 shares of our common stock at $6.00 per share and 384,615 shares of our common stock at $6.50 per share and received net proceeds (after expenses) of $5,783,601. In addition, stock options for 24,548 shares of our common stock were exercised resulting in net proceeds of $117,278.

         On September 24, 1999, we executed a $1,500,000 promissory convertible note with a related party. The note bears interest at a rate of 7% annually. Interest is payable on March 30, 2000 and September 24, 2000. The principal amount of the note is due and payable on September 24, 2000 unless the holder elects to exercise the right to convert the convertible note into our common stock at $6.50 per share currently or into stock of our Argentinean subsidiary.


         On December 28, 1999, as part of our second private placement in 1999, we issued a $3,000,000 convertible debenture, which can be drawn upon until December 28, 2000 ($1,500,000 was outstanding as of December 31, 1999 and March 31, 2000). The conversion price of this debenture is $7.50 per share of common stock. This debenture carries interest at 12% and is due at the earlier of July 1, 2001 or the completion of a public offering of our common stock yielding proceeds of at least $10,000,000. The debenture holder also has the option to convert the interest due to shares of the Company's common stock, rather than cash, at $6.50 per share.



         We anticipate that the private placement in December 1999, including the convertible debentures issued and available will be sufficient to fund operating losses anticipated through August 2000. The Company drew an additional $750,000 on June 6, 2000 of the remaining $1,500,000 available under the convertible debenture. The remaining additional $750,000 will be drawn as needed. Future financings are anticipated in 2000 to fund the operating losses, expansion and growth of our businesses such as providing in-building communications networks and broadband transport services in office buildings and retail centers and our Argentinean and Brazilian subsidiaries. We estimate that we must raise $6,000,000 to fund our operations through the end of 2000 and that $8,000,000 is required to fund our operating losses for the next twelve months. Our investment banking firm is currently attempting through a private placement to raise up to $25,000,000 of redeemable Series A Convertible Preferred Stock, although no assurance can be given that the firm will be successful in completing such financing. The terms of the private placement are subject to negotiation, however, it is anticipated that the preferred stock issue will be convertible into the Company's common stock and will have a redemption feature.

         We do not consider our business seasonal in nature causing any unusual liquidity issues.

YEAR 2000

         Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in Year 2000, these date code fields need to accept four digit entries in order to distinguish 21st century dates. All of our computers comply with "Year 2000" requirements. As of the date of this Registration Statement, our internal systems have not had any "Year 2000" failures. In addition, we have had no interruption of service from any of our vendors.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. We do not expect the adoption of this statement to have a significant impact on our consolidated results of operations, financial position or cash flows.

ITEM 3.  DESCRIPTION OF PROPERTY


                                                                              SQUARE         ANNUAL           LEASE
        LOCATION                       CITY          GENERAL CHARACTER         FEET           RENT         EXPIRATION
        --------                       ----          -----------------        ------        --------        ----------
555 West  Madison  Atrium    Chicago, Illinois       Principal Executive       9,598        $171,780       September 30,
Level South                                          Office                                                     2004


         We lease the property that serves as our principal executive office from an independent third party.



ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2000 by (1) each person who beneficially owns 5% or more of a class of capital stock, (2) each of our directors, (3) each of the named executive officers and (4) all of our directors and executive officers as a group.

         Unless otherwise noted the address for each of the persons listed below is: c/o U.S. RealTel, Inc., 555 West Madison, Atrium Level South, Chicago, Illinois 60661.


                                                                        COMMON STOCK BENEFICIALLY OWNED (a)
                                                                      -----------------------------------------
                  NAME OF BENEFICIAL OWNER                            NO. OF SHARES              % OF CLASS (b)
                  ------------------------                            -------------              --------------
Craig M. Siegler (c)(d)..................................                 1,784,383                  27.02%
Ross J. Mangano (c)(e)...................................                 1,664,272                  24.16%
Gerard H. Sweeney (c)(f).................................                 1,209,615                  16.70%
Brandywine Operating Partnership, L.P. (c)...............                 1,084,615                  14.98%
14 Campus Boulevard, Suite 100
Newtown Square, PA  19073
Jordan E. Glazov (c)(g)..................................                   773,014                  11.89%
Perry H. Ruda (c)........................................                   726,009                  11.17%
Doerge-U.S. RealTel, L.L.C. (h)..........................                   489,125                   7.59%
30 South Wacker Drive, Suite 2112
Chicago, IL  60606
Mark J. Grant (c)(i).....................................                   168,651                   2.56%
Ilene Dobrow Davidson (c)................................                    35,333                     *
Burton Blinick (c).......................................                    33,333                     *
Charles McNamee (c)......................................                    28,125                     *
All executive  officers and directors as a group (11 persons)
(c)(d)(e)(f)(g)(h)(i)....................................                 6,422,735                  76.84%

*Represents less than one percent of the total.

(a) Except as otherwise noted, we believe that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.
(b) The calculations in this table of the percentage of outstanding shares are based on 6,442,808 shares of our common stock outstanding as of March 31, 2000. Shares of our common stock subject to options that are presently exercisable within 60 days of March 31, 2000 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

(c) Includes unissued shares of our common stock subject to warrants exercisable within 60 days of March 31, 2000, as follows: Mr. Ruda, 58,554; Mr. Glazov, 58,554; Mr. Siegler, 160,858; Mr. Grant, 60,002;
         Mr. Mangano, 60,000; Mr. Sweeney, 25,000; Brandywine Operating Partnership, L.P., 600,000 warrants and a convertible debenture convertible into 200,000 shares of common stock. Includes unissued shares of our common stock subject to options exercisable within 60 days of March 31, 2000, as follows: Ms. Davidson, 33,333; Mr. McNamee, 28,125; Mr. Blinick, 33,333.

(d) Does not include 11,000 shares held by Mr. Siegler's father, and 1,500 shares held by Mr. Siegler's brother. Includes 20,895 shares held by the Florence Skolnik Siegler Foundation over which shares Mr. Siegler has voting and dispositive control.

(e) Includes 285,960 shares held by trusts of which Mr. Mangano serves as trustee: Joseph D. Oliver Trust - GO Cunningham Fund (62,500 shares), Joseph D. Oliver Trust - James Oliver II Fund (62,500), Joseph D. Oliver Trust - Joseph D. Oliver, Jr. Fund (62,500), Joseph D. Oliver Trust - Susan C. Oliver Fund (62,500), C. Frederick Cunningham II rev. trust 11/25/75 (24,460 shares), J. Oliver Cunningham Jr. rev. trust 5/24/77 (11,500 shares). Also includes warrants to purchase 116,667 shares held by such trusts; 525,000 shares and warrants to purchase 250,876 shares held by Jo & Co., a corporation for which Mr. Mangano serves as President; 65,000 shares held by John S. Warriner and 37,500 shares and warrants to purchase 17,500 shares held by James Hart over which, respectively, Mr. Mangano has voting and/or dispositive control. Also includes 230,769 shares issuable upon the conversion of a convertible debenture held by Troon & Co. and trusts of which Mr. Mangano serves as trustee.

(f) Includes 384,615 shares held by Brandywine Operating Partnership, L.P. and 600,000 unissued shares subject to warrants exercisable within 60 days of March 31, 2000 held by Brandywine Operating Partnership, L.P. and 200,000 shares issuable upon the conversion of a convertible debenture held by Brandywine Operating Partnership, L.P., of which Mr. Sweeney disclaims any beneficial ownership. Mr. Sweeney is the President and Chief Executive Officer of Brandywine Realty Trust, the general partner of Brandywine Operating Partnership, L.P.
(g) Shares are held in joint tenancy with Mr. Glazov's wife. Does not include 3,568 shares held by one of Mr. Glazov's sons, 3,568 shares held by another of Mr. Glazov's sons and 2,318 shares held by Mr. Glazov's daughter.

(h) Includes 25,000 unissued shares subject to warrants exercisable within 60 days of March 31, 2000 held by David J. Doerge, the manager of Doerge-U.S. RealTel, L.L.C.

(i) Includes 7,500 shares held by Access Financial Group, Inc. and 91,524 unissued shares subject to warrants exercisable within 60 days of March 31, 2000 held by Access Financial Group, Inc. Mr. Grant serves as the President--Capital Markets for Access Financial Group, Inc.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the names, ages and positions of our directors and executive officers as of March 31, 2000:


NAME                                     AGE      POSITION WITH THE COMPANY
----                                     ---      -------------------------
Perry H. Ruda(1)                         57       Chairman of the Board, Director
Jordan E. Glazov                         57       President, Director
Ross J. Mangano(1)(2)                    54       Director
Craig M. Siegler(2)                      49       Director
Mark J. Grant(1)(2)                      49       Director


NAME                                     AGE      POSITION WITH THE COMPANY
----                                     ---      -------------------------
Gerard H. Sweeney                        43       Director
Charles McNamee                          52       President, Business Development
Ilene Dobrow Davidson                    49       Executive Vice President, General Counsel
John R. Glass                            56       Chief Financial Officer
Burton Blinick                           44       Senior Vice President , Site Development
Peter Gould                              58       Senior Vice President, Telecom Leasing

___________________________________________


(1)      Member of Finance Committee
(2)      Member of Compensation Committee


PERRY H. RUDA co-founded AGILE, LLC, the predecessor to the Company, in 1997. He serves as a Director and Chairman of the Board and Chief Executive Officer of the Company. In 1995 Mr. Ruda entered the telecommunications industry in the site acquisition sector. From 1980 to 1996, he served as president of Perry Ruda & Company, where he was responsible for negotiating corporate facilities leases for Fortune 500 corporations and providing real estate acquisition services for high profile properties and tenants. From 1995 to 1996, Mr. Ruda served as chief financial officer of Cellular Realty Advisors. Mr. Ruda also has more than 25 years of experience in commercial real estate and holds real estate licenses in Illinois, Florida, Alabama and Pennsylvania. He attended the University of Maryland.


JORDAN E. GLAZOV has served as a director and President since he co-founded the Company in 1997. From January 1997 to August 1997, Mr. Glazov co-managed AGILE, LLC; from August 1990 to January 1997, he was the sole principal of Jordan E. Glazov Real Estate Financial Services, which acted as an acquisition and asset management consultant to institutional investors. From January 1989 to August 1990, he was a vice president and manager of the Financial Services Group of Cushman & Wakefield of Illinois. Mr. Glazov holds a B.S. in accounting from the University of Illinois School of Commerce, a J.D. from the Northwestern University School of Law, and a real estate brokers license in Illinois.


ROSS J. MANGANO has been a director since October 1998. Mr. Mangano has served as the Chairman of the Board of Directors of Cerprobe, a public company, since February 1992 and as a director of Cerprobe since February 1988. Mr. Mangano has served as the President of Oliver Estate, Inc., an investment management company located in South Bend, Indiana, since 1996. Prior to that time, Mr. Mangano served in various management positions with Oliver Estate, Inc., since 1971. Mr. Mangano also is an investment analyst for Oliver Estate, Inc. Mr. Mangano has served on the Board of Directors of BioSante Pharmaceuticals, Inc. a public company located in Lincolnshire, Illinois since July 1999 and Orchard Software Corporation a privately held company which develops software for the medical industry located in Carmel, Indiana since August 1998.

CRAIG M. SIEGLER has been a director since November 1997. Since April 1994, Mr. Siegler has been president and owner of Siegler Corporation, a venture capital and investment banking firm. From October 1991 until April 1994, Mr. Siegler was employed as a managing director of Gruntal & Co., Incorporated, an investment banking firm. From April 1990 until October 1991, he was chairman of the board and chief executive officer of Discus Music World, Inc., a wholesale and retail distributor of recorded music products. From November 1985 until April 1990, Mr. Siegler was a managing director of Ladenburg, Thalman & Co., Inc., an investment banking firm.

MARK J. GRANT has served as a director since October 1998. Mr. Grant has served as a director and President of Capital Markets of Access Financial Group, Inc. since October 1995. From September 1988 to January 1994, he served as a director and Executive Vice President of Capital Markets of Rodman & Renshaw, an investment banking firm. Prior to this position, Mr. Grant held various positions at Stern Brothers & Co., including head of the fixed income department, the syndicate department and a director.

GERARD H. SWEENEY has been a director since January 2000. Mr. Sweeney is president and chief executive officer of Brandywine Realty Trust and was elected a trustee of Brandywine Realty Trust in February 1996. Prior to August 1994, Mr. Sweeney served as vice president of LCOR, Incorporated ("LCOR"), a real estate development firm. Mr. Sweeney was employed by The Linpro Company (a predecessor of LCOR) from 1983 to 1994 and served in several capacities, including financial vice president and general partner. Mr. Sweeney is a member of NAREIT, the ULI, the American Institute of Certified Public Accountants and the Pennsylvania Institute of Certified Public Accountants.


CHARLES MCNAMEE is our President of Business Development since March 2000 and served as the head of our Occupant Services Group from March 1998 until March 2000. Mr. McNamee has been employed in the telecommunications industry for more than 20 years with ROLM Corporation, IBM and Siemens prior to 1989. He co-founded and was president of RealCom Office Communications from 1989 until 1994, an entity acquired by Metropolitan Fiber Systems Communications Company in 1994. From November 1994 to April 1995, Mr. McNamee served as senior vice president of MFS Intelenet/Realcom. From April 1995 to July 1996, he was president and chief executive officer of Communications Access, LLC. From October 1995 to December 1996, Mr. McNamee served as president and chief executive officer of Tie Communications, Inc., and he continued to serve as chief executive officer of Tie Communications, Inc. until March 1998. Tie Communications, Inc. filed a voluntary petition for bankruptcy in April 1998. Mr. McNamee has a degree in Economics from the University of Michigan and an MBA in Accounting and Finance from Michigan State University.


ILENE DOBROW DAVIDSON serves as our Executive Vice President and General Counsel. Ms. Davidson began practicing law in 1975. She was a partner in Sachnoff & Weaver, Ltd., a Chicago law firm, where she specialized in land use and real estate from July 1983 to January 1991. She returned to the firm in December 1992 where she remained until becoming General

Counsel to the Company in October 1997. Ms. Davidson is a graduate of Tulane University and received her J.D. from Washington University.

JOHN R. GLASS has served as our Chief Financial Officer since March 1999. From January 1990 to March 1996, Mr. Glass was president and owner of J. R. Glass & Associates, Inc. From March 1996 to December 1998, he was vice-president and chief financial officer of Health Charge Corporation. Mr. Glass served as a consultant, primarily to Health Charge Corporation, from January 1999 to March 1999. He received his BBA in Accounting from Loyola University, Chicago and has been a CPA since 1969.

BURTON BLINICK serves as our Senior Vice President of the Site Development Group. Prior to joining U.S. RealTel, Inc. in 1998, he served as senior vice president at Sheldon Good & Company, a national real estate auction company. Mr. Blinick holds real estate licenses in Illinois, Georgia, New York, Massachusetts, Rhode Island, New Jersey and Minnesota and holds a B.S. in Business Administration from the University of Illinois.


PETER GOULD has served as our Senior Vice President of the Telecom Leasing Group since January 1999. In November 1984, Mr. Gould founded Lincoln Mills Associates where he was employed until he joined Advanced Radio Telecom in June 1996 as their Eastern Region Director of Site Acquisitions until December 1997. From January 1998 until December 1998, he was National Portfolio Director of Teligent, Inc. He holds a B.A. in English and Business Administration from Upsala College.


Each of our directors holds office until the next annual meeting of our stockholders or until his successor has been duly elected and qualified.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth certain summary information concerning the compensation earned during 1999 by our chief executive officer and the four other most highly compensated executive officers. We use the term "named executive officers" to refer to these people in this registration statement. The table excludes certain perquisites and other personal benefits received by a named executive officer that do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in the table.

SUMMARY COMPENSATION TABLE


                                                                                                 LONG-TERM
                                                                                               COMPENSATION
                                                         ANNUAL COMPENSATION                      AWARDS
                                           ----------------------------------------------    ------------------
                                                                                                SECURITIES
                                                                                                UNDERLYING
                                 FISCAL       SALARY           BONUS        OTHER ANNUAL       OPTIONS/SARS
NAME AND PRINCIPAL POSITION       YEAR          ($)             ($)       COMPENSATION ($)          (#)
------------------------------- --------   ------------    -----------    ----------------   ------------------
Perry H. Ruda                     1999        $190,300        $50,000        $18,000 (1)          40,000
Chairman of the Board,
Chief Executive Officer


Jordan E. Glazov                  1999        $190,481        $50,000        $18,000 (1)          40,000
President, Director

Ilene Dobrow Davidson             1999        $150,000          ---           $8,400 (1)          30,000
Executive Vice President,
General Counsel

Charles McNamee                   1999        $150,000          ---              ---              67,500
President-Occupant
Services Division

Burton Blinick                    1999        $150,000          ---           $8,400 (1)          30,000
Senior Vice President

(1) Automobile allowance

OPTION GRANTS IN 1999

         The following table sets forth information on grants of stock options during 1999 to the named executive officers.


                                                                                            POTENTIAL REALIZABLE VALUE
                                            PERCENT OF TOTAL                                AT ASSUMED RATES OF STOCK
                                             OPTIONS GRANTED    EXERCISE                      PRICE APPRECIATION FOR
                               OPTIONS        TO EMPLOYEES       PRICE       EXPIRATION            OPTION TERM
           NAME              GRANTED (#)     IN FISCAL YEAR      ($/SH)         DATE           5% ($)        10% ($)
--------------------------- ------------    ----------------   ---------     -----------    --------------------------
Perry H. Ruda                  40,000            9.11%           $8.00         (1)           109,171        248,619
Jordan E. Glazov               40,000            9.11%           $8.00         (1)           109,171        248,619
Ilene Dobrow Davidson          30,000            6.83%           $8.00         (2)            81,878        186,463
Charles McNamee                67,500           15.37%            (3)          (3)           165,036        375,840
Burton Blinick                 30,000            6.83%           $8.00         (2)            81,878        186,463

(1) 13,333 of these options expire December 30, 2005, 13,333 December 30, 2006, and 13,334 December 30, 2007.

(2) 10,000 of these options expire on each of December 30, 2005, December 30, 2006, and December 30, 2007.

(3) Charles McNamee was granted 37,500 options with an excise price of $6.50 per share which expire on October 13, 2004 and 30,000 options with an exercise price of $8.00 per share 10,000 of which expire on each of December 30, 2005, December 30, 2006, and December 30, 2007.

DECEMBER 31, 1999 OPTION VALUES

         The following table provides information on the value of named executive officers' unexercised stock options as of December 31, 1999. There were no option exercises in fiscal 1999 by such officers. The value of unexercised in-the-money options in the following table is computed based on the closing bid price of our common stock on December 31, 1999.


                                               NUMBER OF SECURITIES UNDERLYING     VALUE OF UNEXERCISED IN-THE-MONEY
                                                   UNEXERCISED OPTIONS AT                      OPTIONS AT
                                                    DECEMBER 31, 1999(#)                  DECEMBER 31, 1999($)
                   NAME                           EXERCISABLE/ UNEXERCISABLE            EXERCISABLE/UNEXERCISABLE
                   ----                        -------------------------------     ---------------------------------
Perry H. Ruda                                             0/ 40,000                               0/0
Jordan E. Glazov                                          0/ 40,000                               0/0
Ilene Dobrow Davidson                                   33,333/41,111                        58,333/19,444
Charles McNamee                                         18,750/48,750                         9,375/9,375
Burton Blinick                                          22,222/52,222                         38,889/8,889

COMPENSATION OF DIRECTORS

         In consideration of Messrs. Mangano and Grant joining the board in October 1998, they each received warrants to purchase 25,000 shares of our common stock at an exercise price of $4.00 per share. These warrants, if not sooner exercised, expire on October 2, 2003. In consideration of Mr. Sweeney joining the Board in January 2000, he received warrants to purchase 25,000 shares of our common stock at an exercise price of $8.00 per share. These warrants, if not sooner exercised, expire on February 14, 2005. All directors are reimbursed for travel expenses incurred in connection with attending board and committee meetings. Directors are not entitled to additional fees for serving on committees of the board. From time to time, we may also grant our non-employee directors options after reviewing the level of compensation paid to non-employee directors to other companies similarly situated to us.

EMPLOYMENT AND STOCK OPTION AGREEMENTS


         We have employment agreements with two officers, Messrs. Ruda and Glazov. The agreements were entered into as of January 15, 1997 The agreements each have an initial term of five years. The agreements were amended as of April 20, 1999. Each of the agreements as amended provides for a base salary of $200,000 per year. Each of the agreements as amended provides for the payment of a $25,000 bonus payable on April 1, 1999 and a $50,000 bonus payable upon the occurrence of certain transactions. All bonuses under the agreements have been earned and paid prior to the date hereof. Each of the agreements as amended provides for automatic three-year rolling renewals. Our board of directors may terminate either of the agreements as of April 1 of any year by providing written notice to the employee not later than February 1 of such year. Each of the agreements provide for the payment of the present value of the base salary for the remaining term of the agreement in the event of any termination other than for cause. The agreements contain certain provisions regarding the non-disclosure of confidential information and non-competition.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         We entered into an agreement with Siegler Corporation, an affiliate of Craig M. Siegler, one of our directors, that provided that we pay a minimum investment banking fee to Siegler Corporation of $100,000 per year for a three-year period commencing July 28, 1997, extendable for an additional nine years under certain conditions. The agreement also provided for the reimbursement of certain expenses incurred by Siegler Corporation up to $17,000 and for the issuance of 0.5% of our common stock (20,895 shares), as defined, to a charitable foundation. In 1998, this agreement was canceled, and we paid $150,000 and issued 83,395 shares of common stock (including 20,895 shares described in the preceding sentence) and 43,750 warrants with an exercise price of $4 per share, expiring in October 2003, to Mr. Siegler, Siegler Corporation and the charitable foundation. In 1998 and 1997, we paid $225,000 and $75,000, respectively, to the Siegler Corporation for investment banking services.


         During 1998, we received and subsequently repaid advances of approximately $110,000 from Jordan E. Glazov, our President and a director. Interest on these amounts was paid at 9% per annum and aggregated $1,447.


         In October 1998, we issued 13,750 shares of our common stock and paid $152,000 to Access Financial Group, Inc. for services rendered in connection with a private placement of securities. For services rendered in connection with the sale of common stock and warrants in October 1998 and the conversion of convertible debentures in October and December 1998, we issued to Access Financial Group, Inc. warrants to purchase 9,625 shares of our common stock at $4 per share and warrants to purchase 39,477 shares of our common stock at $5.25 per share. For services rendered in connection with the exercise of stock options by former holders of our Series A and Series B convertible debentures in February, March and April 1999, we issued to Access Financial Group, Inc. warrants to purchase 4,348 shares of our common stock at $5.25 per share. In addition, we have paid Access Financial Group $28,643 for services rendered in the past two years. Mark J. Grant, one of our directors, is a director and President of Capital Markets of Access Financial Group, Inc.


         On September 24, 1999, we executed a $1,500,000 convertible promissory note with a partnership and certain trusts of which Ross J. Mangano, one of our directors, is a partner or trustee. The note bears interest at a rate of 7% annually. Interest is payable on March 30, 2000 and September 24, 2000. The principal amount of the note is due and payable on September 24, 2000 unless the holder elects to exercise the right to convert the convertible note into our common stock at $6.50 per share currently or into stock of our Argentinean subsidiary.

         On December 28, 1999, as part of our second private placement in 1999, we issued to Brandywine Operating Partnership, L.P., of whose general partner, Brandywine Realty Trust, Gerard H. Sweeney is President and Chief Executive Officer, a $3,000,000 convertible debenture, which can be drawn upon until December 28, 2000 ($1,500,000 was outstanding as of December 31, 1999). The conversion price of this debenture is $7.50 per share of common stock. This debenture carries interest at 12% and is due at the earlier of July 1, 2001 or the completion of a public offering of our common stock yielding proceeds to the Company of at least $10,000,000. The debenture holder also has the option to convert the interest due to shares of the Company's common stock, rather than cash, at $6.50 per share. As part of the same transaction, we sold to Brandywine Operating Partnership, L.P. 384,615 shares of common stock at $6.50 per share, for a total aggregate purchase price of $2,500,000. In connection therewith, we issued to Brandywine Operating Partnership, L.P. warrants to purchase 600,000 shares of the Company's common stock at an exercise price of $8.00 per share.

         Consulting fees to Mark J. Grant, one of our directors, amounted to $81,500 in 1999 and $13,500 in 1998.


         We believe that all transactions between us and the related parties are on terms no less favorable to us than those terms we could have obtained from unaffiliated third parties.


ITEM 8.  DESCRIPTION OF SECURITIES

         THIS SUMMARY CONTAINS A DESCRIPTION OF ALL OF THE MATERIAL TERMS OF OUR CAPITAL STOCK. HOWEVER, IT DOES NOT DESCRIBE EVERY TERM OF THE CAPITAL STOCK CONTAINED IN OUR CERTIFICATE OF INCORPORATION. WE REFER YOU TO THE PROVISIONS OF DELAWARE CORPORATE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS, WHICH YOU CAN ACCESS THROUGH EDGAR AT WWW.SEC.GOV/EDGARHP.HTM.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

         Our certificate of incorporation authorizes us to issue 50,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The preferred stock is issuable in series. On March 31, 2000, there were 6,442,808 shares of U.S. RealTel common stock outstanding, held of record by 109 stockholders, and there were no shares of preferred stock outstanding.

COMMON STOCK

         VOTING RIGHTS. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a result, minority stockholders will not be able to elect directors on the basis of their votes alone.

         DIVIDEND RIGHTS. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board out of funds legally available therefor.

         LIQUIDATION RIGHTS. In the event of our liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive, conversion or other rights to subscribe for additional securities of U.S. RealTel. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are validly issued, fully paid and nonassessable.

PREFERRED STOCK

         Our board has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and could decrease the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change of control of the Company Accordingly, the issuance of shares of preferred stock may discourage offers for our common stock or may otherwise adversely affect the market price of our common stock. We may issue shares of preferred stock in the near future.

REGISTRATION RIGHTS


       We are a party to a registration rights agreement, as amended, with Craig M. Siegler, Siegler Corp., Stanley Siegler, Steven Siegler, the Florence Skolnik Siegler Foundation, Jordan E. Glazov, individually and as a joint tenant with Sheila N. Glazov, Perry H. Ruda, Jo & Co., Access Financial Group, Inc., Ross J. Mangano, James Hart, Joseph D. Oliver Trust - GO Cunningham Fund, Joseph D. Oliver Trust - James Oliver II Fund, Joseph D. Oliver Trust - Joseph D. Oliver, Jr. Fund, Joseph D. Oliver Trust - Susan C. Oliver Fund, and Troon & Co. If we register our shares under the Securities Act of 1933 (the "Securities Act"), the stockholders who are parties thereto have the right to have their shares of our common stock registered. The current number of shares as to which registration rights may be exercised under this agreement is approximately 5,000,000, including shares issuable upon the exercise of warrants or the conversion of convertible securities. In addition, we are a party to a securities purchase agreement with Brandywine Operating Partnership, L.P. and Brandywine Realty Services Corporation (collectively, "Brandywine"). This securities purchase agreement grants the holders of certain securities issued pursuant thereto rights to have their shares of common stock registered if we register our shares under the Securities Act or, after a time specified in the securities purchase agreement, upon request by such holders. The current number of shares as to which registration rights may be exercised under this agreement is approximately 1,500,000, including shares issuable upon the exercise of warrants or the conversion of convertible securities. The registration rights under the registration rights agreement and under the securities purchase agreement are subject to cutbacks in the event that it is determined that the registration of shares otherwise registrable under such agreements would materially and adversely affect the offering of our shares for sale and other customary limitations.


SHAREHOLDERS' AGREEMENT

         We are a party to a shareholders' agreement, as amended, with Craig
M. Siegler, Siegler Corp., Stanley Siegler, Steven Siegler, the Florence Skolnik Siegler Foundation, Jordan E. Glazov, individually and as a joint tenant with Sheila N. Glazov, Perry H. Ruda, Jo & Co., Access Financial Group, Inc., Ross J. Mangano, James Hart, Joseph D. Oliver Trust - GO Cunningham Fund, Joseph D. Oliver Trust - James Oliver II Fund, Joseph D. Oliver Trust - Joseph D. Oliver, Jr. Fund, Joseph D. Oliver Trust - Susan C. Oliver Fund, Troon & Co and Brandywine. The shareholders' agreement requires each stockholder who is a party thereto to vote their shares in favor of the following persons to serve as our directors: one individual designated by each of Jordan E. Glazov, Perry H. Ruda, Craig M. Siegler, the Oliver Trusts,

Access Financial Group, Inc. and Brandywine. This voting provision terminates on the date the stockholders who are parties to the shareholders' agreement no longer collectively own at least 40% of our issued and outstanding common stock. The shareholders' agreement also requires the approval of 80% of our directors for certain actions such as management compensation, financings, incurrence of obligations in excess of a specified amount, mergers, consolidations or sale of substantially all of our assets and the adoption of business plans and budgets. Except for shares issued pursuant to registered public offerings, exercise of options, to employees and consultants, dividends and in connection with an acquisition, if we sell shares, we must first offer to the shareholders who are parties to the shareholders' agreement, the right to purchase their pro rata share of any such stock issuance. This right of first refusal terminates if we receive at least $10 million in net proceeds from an underwritten public offering of our common stock under the Securities Act. In addition, certain parties to the shareholders' agreement are prohibited from selling their shares unless they provide the other parties to the shareholders' agreement the right to sell their shares on the same terms. The shareholders' agreement terminates on the date the stockholders who are parties to the shareholders' agreement no longer collectively own at least 30% of our issued and outstanding common stock.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

         DELAWARE ANTI-TAKEOVER STATUTE. We are subject to the provisions of
Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

       - prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

       - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

       - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

         For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the date of determination whether the person is an "interested stockholder," did own)

15% or more of the corporation's voting stock. Section 203 could prohibit or delay mergers or other changes in control with respect to U.S. RealTel and, accordingly, may discourage attempts to acquire us.

         CERTIFICATE OF INCORPORATION. Our certificate of incorporation contains the following provisions which are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of U.S. RealTel. These provisions provide:

       - for the authorization of the board to issue, without further action by the stockholders, up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof;

       - that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing;

       - that special meetings of our stockholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer, the President or the board;

       - that vacancies on the board, including newly created directorships, can be filled only by a majority of the directors then in office;

       - that our directors may be removed only for cause and only by the affirmative vote of holders of at least 66 2/3% of the outstanding shares of voting stock, voting together as a single class;

       -      that cumulative voting is expressly prohibited;

       - that certain provisions of the certificate of incorporation may be amended only by a vote of 66 2/3% of the stockholders entitled to vote; and

       - that stockholders wishing to nominate directors and propose other business to be conducted at stockholder meetings must meet certain advance notice requirements.

         These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of the Company. Such provisions, however, could discourage potential acquisition proposals and could delay or prevent a change of control of the Company. Such provisions may also have the effect of preventing changes in our management.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the common stock is LaSalle National Bank and its address is 135 South LaSalle Street, Chicago, Illinois 60603.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

MARKET INFORMATION


         Our common stock has been quoted on the Nasdaq OTC Bulletin Board under the symbol "USRT" since February 27, 1998. We filed a Form 10-SB on April 19, 2000 to become a reporting company and have appealed the NASD's scheduled removal of our stock quotations from the Nasdaq OTC Bulletin Board. The SEC granted us a temporary stay, which may be discontinued at any time without notice, to continue trading on the Nasdaq OTC Bulletin Board. If the stay is discontinued, our common stock will be removed from quotation on the Nasdaq OTC Bulletin Board.


         Set forth below are the high and low closing bid quotations for our common stock for the periods indicated as reflected on the electronic bulletin board. Such quotations reflect interdealer prices without retail mark-up, mark-down or commissions, and may not reflect actual transactions.


2000                                              LOW ($)        HIGH ($)
----                                              -------        --------
April 1, 2000 through April 14, 2000               11.75           14.75
January 1 through March 31, 2000                     7              15

1999
----
October 1 through December 31, 1999                  5.875          11.5
July 1 through September 30, 1999                    5               9
April 1 through June 30, 1999                        9              12
January 1 through March 31, 1999                     7              13

1998
----
October 1 through December 31, 1998                  8              13
July 1 through September 30, 1998                    7              12
April 1 through June 30, 1998                        9              14.5
February 27, 1998 (first available)                  7.25           15.625
through March 31, 1998


HOLDERS

         As of March 31, 2000, there were approximately 109 record holders of our common stock, although we believe that there are more than 500 beneficial owners of our common stock. There are no shares of preferred stock currently outstanding.

DIVIDENDS

         We have not paid any dividends on our common stock in the past, and we do not expect to pay any dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         We are not involved in any material legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Since January 1, 1997, we have sold and issued the unregistered securities listed below. These issuances were deemed exempt from registration under the Securities Act in reliance on either (a) Section 4(2) of the Securities Act, as transactions not involving a public offering, or (b) Rule 701 promulgated under the Securities Act.


         In 1997, we issued 4,179,000 shares of common stock in connection with a corporate formation and reorganization.



         In November 1997, we issued founders warrants to purchase 58,554 shares of common stock at $1.92 per share to each of two of our directors and founders warrants to purchase 117,108 shares of our common stock at $1.92 per share to another of our directors.


         In December 1997, we completed the sale of Series A convertible debentures to accredited investors for an aggregate purchase price of approximately $525,000. For services rendered in connection with this transaction, we issued to Access Financial Group, Inc. warrants to purchase 54,375 shares of our common stock at $4 per share.

         In December 1997, we sold 25,000 shares of common stock to accredited investors at $4 per share, for an aggregate purchase price of $100,000.

         In December 1997, we issued 43,750 shares of common stock related to the exercise of warrants at $4 per share to the placement agent in our Series A debenture offering for an aggregate purchase price of $175,000.

         In December 1997, we issued 5,000 shares to Craig M. Siegler upon the conversion of a $25,000 debenture at $5 per share.

         In March 1998, we sold Series B convertible debentures to accredited investors for an aggregate purchase price of approximately $1,550,000. For services rendered in connection with this transaction, we issued to Access Financial Group, Inc. 7,500 shares of our common stock and warrants to purchase 92,262 shares of our common stock at $4.75 per share.


         In August 1998, we issued warrants to purchase 17,543 shares of common stock at $4 per share to Jo & Co. in connection with bridge financing.

         In October 1998, we issued 83,395 shares of common stock and warrants to purchase 43,750 shares of our common stock with an exercise price of $4 per share to one of our directors and an affiliate of this director in exchange for the cancellation of an investment banking agreement.


         In October 1998, we sold 575,000 shares of our common stock at $4 per share and warrants to purchase 402,500 shares of our common stock at $4 per share to accredited investors in a private offering, for an aggregate purchase price of $2,300,000. We issued 13,750 shares of common stock to Access Financial Group, Inc. for services rendered in connection with this private placement.


         In October and December 1998, in connection with the conversion of the Series A and Series B convertible debentures into 518,750 shares of common stock, we issued options to purchase 175,190 shares of common stock at $5.25 per share to the debenture holders as a part of the conversion. In December 1998, these former debenture holders exercised certain of these stock options to purchase 4,000 shares of common stock for an aggregate purchase price of $21,000.


         For services rendered in connection with the October 1998 sale of common stock and warrants and the October and December 1998 conversion of convertible debentures, we issued to Access Financial Group, Inc. warrants to purchase 9,625 shares of our common stock at $4 per share and warrants to purchase 30,667 shares of our common stock at $5.25 per share. In addition, we issued to Access Financial Group, Inc. warrants to purchase 8,810 shares of common stock at $5.25 per share upon a debenture conversion.


         From January through April 1999, we sold 578,500 shares to accredited investors at $6 per share, for an aggregate purchase price of $3,471,000.

         In February, March and April 1999, former holders of the Series A and Series B convertible debentures exercised stock options to purchase 24,548 shares at $5.25 per share for an aggregate purchase price of $128,877. For services rendered in connection with this transaction, we issued to Access Financial Group, Inc. warrants to purchase 4,348 shares of our common stock at $5.25 per share.

         In September 1999, we issued 7% convertible promissory notes to accredited investors for an aggregate purchase price of $1,500,000.

         In December 1999, we issued a 12% convertible debenture to an accredited investor for an aggregate purchase price of up to $3,000,000 and sold to that accredited investor 384,615 shares of common stock at $6.50 per share, for a total aggregate purchase price of $2,500,000. In connection therewith, we issued to the accredited investor warrants to purchase 600,000 shares of the Company's common stock at an exercise price of $8.00 per share.

         In December 1999, we issued warrants to purchase 25,000 shares of our common stock at $0.01 per share to David J. Doerge for investment advisory services.

         Since February 1998, we have issued options to purchase 528,888 shares of our common stock to employees as compensation. 516,388 of these options are still outstanding. 12,500 of these options have been forfeited. None of these options have been exercised. We have also issued warrants to purchase 25,000 shares of our common stock to each of three of our directors in consideration of their service as directors.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         To the extent permitted by Delaware General Corporation Law, we have included in our certificate of incorporation a provision to eliminate the personal liability of directors for monetary damages due to their breach or alleged breach of their fiduciary duties. Our charter does not, however, provide for indemnification for liability due to a director's breach of his or her duty of loyalty to us or our stockholders, for acts involving bad faith or intentional misconduct or violations of law, or for any transaction from which the director received an improper personal benefit. In addition, our bylaws require us to indemnify our officers and directors under certain circumstances, and we are required to advance to our officers and directors certain of their expenses incurred in connection with the proceeding against them. We intend to obtain directors' and officers' liability insurance.

                                    PART F/S

                                                     U.S. REALTEL, INC.
                                          (A DEVELOPMENT STAGE COMPANY)





                     ===========================================================
                                               CONSOLIDATED FINANCIAL STATEMENTS
                                                           Form 10-SB - PART F/S
                                Period From Inception (January 15, 1997) Through
                                                               December 31, 1999

                                                         U.S. REALTEL, INC.
                                              (A DEVELOPMENT STAGE COMPANY)

                                                                   CONTENTS

================================================================================



         INDEPENDENT AUDITORS' REPORT                                                               F-3


         FINANCIAL STATEMENTS
             Consolidated Balance Sheet at December 31, 1999                                        F-4
             Consolidated Statements of Operations for each of the years ended
                  December 31, 1999 and 1998 and for the period from inception
                  through December 31, 1999                                                         F-5
             Consolidated Statements of Changes in Stockholders' Equity for
                  each of the years ended December 31, 1999 and 1998 and for
                  the period from inception through December 31, 1999                         F-6 - F-7
             Consolidated Statements of Cash Flows for each of the years ended
                  December 31, 1999 and 1998 and for the period from inception
                  through December 31, 1999                                                   F-8 - F-9
             Notes to Consolidated Financial Statements                                     F-10 - F-30

         UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
             Condensed Consolidated Balance Sheet at March 31, 2000                                F-32
             Condensed Consolidated Statements of Operations for each of the three months ended March 31, 2000 and 1999 and for the period
                  from inception through March 31, 2000                                            F-33
             Condensed Consolidated Statements of Changes in
                  Stockholders' Equity (Deficiency) for the three months
                  ended March 31, 2000 and for the period from inception
                  through March 31, 2000                                                    F-34 - F-35
             Condensed Consolidated Statements of Cash Flows for each of the three months ended March 31, 2000 and 1999 and for the period
                  from inception through March 31, 2000                                     F-36 - F-37
             Notes to Unaudited Condensed Consolidated Financial Statements                 F-38 - F-53




INDEPENDENT AUDITORS' REPORT



Board of Directors
U.S. RealTel, Inc.
Chicago, Illinois

We have audited the accompanying consolidated balance sheet of U.S. RealTel, Inc. (A Development Stage Company) as of December 31, 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years ended December 31, 1999 and 1998, and for the period from inception (January 15, 1997) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U.S. RealTel, Inc. at December 31, 1999, and the results of its operations and cash flows for each of the years ended December 31, 1999 and 1998, and for the period from inception (January 15, 1997) through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company is in the development stage and has incurred losses since inception and has negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                                BDO Seidman, LLP


Chicago, Illinois
January 21, 2000, except for
   Note 11 which is as of
   February 11, 2000

                                                      FINANCIAL STATEMENTS

================================================================================



DECEMBER 31,                                                                                                   1999
----------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                                                        $    4,133,468
    Accounts receivable                                                                                      24,267
    Prepaid expenses                                                                                         26,369
----------------------------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                                                                      4,184,104
----------------------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT (Note 3)
    Property and equipment                                                                                  282,778
    Less accumulated depreciation                                                                           (98,624)
----------------------------------------------------------------------------------------------------------------------

NET PROPERTY AND EQUIPMENT                                                                                  184,154
----------------------------------------------------------------------------------------------------------------------

OTHER ASSETS                                                                                                 24,342
----------------------------------------------------------------------------------------------------------------------










                                                                                                     $    4,392,600
======================================================================================================================


































                                                        U.S. REALTEL, INC.
                                             (A DEVELOPMENT STAGE COMPANY)

                                                CONSOLIDATED BALANCE SHEET

================================================================================



DECEMBER 31,                                                                                                    1999
----------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Convertible note payable with related party (Note 4(a))                                          $     1,500,000
    Accounts payable and accrued expenses (Note 5)                                                           742,221
----------------------------------------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                                                                  2,242,221
----------------------------------------------------------------------------------------------------------------------

DEFERRED INCOME                                                                                              101,285

CONVERTIBLE DEBENTURE (Note 4(b))
    Debenture payable                                                                                      1,500,000
    Less debt discount                                                                                    (1,170,000)
----------------------------------------------------------------------------------------------------------------------

                                                                                                             330,000
----------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Notes 6, 9 and 10)

STOCKHOLDERS' EQUITY (Notes 6 and 11)
    Common stock, $.001 par value; 50,000,000 shares authorized;
        6,442,808 issued and outstanding shares                                                                6,443
    Additional paid-in capital                                                                            15,439,675
    Accumulated deficit during the development stage                                                     (13,727,024)
----------------------------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                                                                                 1,719,094
----------------------------------------------------------------------------------------------------------------------

                                                                                                     $     4,392,600
======================================================================================================================

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT.

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                                           CONSOLIDATED STATEMENTS OF OPERATIONS

================================================================================


                                                                  CUMULATIVE
                                                                AMOUNTS FROM
                                                                     DATE OF
                                                                   INCEPTION
                                                                (JANUARY 15,
                                                                       1997)
                                                                     THROUGH           YEAR ENDED           YEAR ENDED
                                                                DECEMBER 31,         DECEMBER 31,         DECEMBER 31,
                                                                        1999                 1999                 1998
------------------------------------------------------------------------------------------------------------------------
REVENUES (Note 10)                                         $         453,846    $         410,451    $          43,395

DIRECT COSTS                                                         349,118              319,841               29,277
------------------------------------------------------------------------------------------------------------------------

Revenues - net                                                       104,728               90,610               14,118
------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
    Salaries and benefits (Notes 6 and 9)                          5,464,394            2,966,928            1,944,780
    General and administrative (Note 9)                            3,631,301            1,960,156            1,271,984
    Professional and investment banking fees
        (Notes 6 and 7)                                            2,432,798              696,239            1,578,774
------------------------------------------------------------------------------------------------------------------------

Total operating expenses                                          11,528,493            5,623,323            4,795,538
------------------------------------------------------------------------------------------------------------------------

Operating loss                                                   (11,423,765)          (5,532,713)          (4,781,420)
------------------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE)
    Interest income (Note 7)                                          71,604               43,911               25,083
    Other income                                                      74,220                    -               71,020
    Interest expense and financing costs
        (Notes 4, 6 and 7)                                        (3,001,739)            (254,871)          (2,715,982)
------------------------------------------------------------------------------------------------------------------------

Total other expense - net                                         (2,855,915)            (210,960)          (2,619,879)
------------------------------------------------------------------------------------------------------------------------

NET LOSS                                                   $     (14,279,680)   $      (5,743,673)   $      (7,401,299)
========================================================================================================================

NET LOSS PER COMMON SHARE - BASIC AND DILUTED                                   $           (0.96)   $           (1.64)
==========================================================                    ==========================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                              5,962,000            4,509,000
==========================================================                    ==========================================


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT.

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

================================================================================


                                                                                              ACCUMULATED
                                                                                                  DEFICIT
                                                   COMMON STOCK            ADDITIONAL          DURING THE
                                            ---------------------------       PAID-IN         DEVELOPMENT
                                                  SHARES        AMOUNT        CAPITAL               STAGE           TOTAL
----------------------------------------------------------------------------------------------------------------------------
BALANCE, at January 15, 1997                           -  $          - $            -    $              -    $          -

ISSUANCE OF SHARES OF COMMON STOCK (Note 1)    4,204,000         4,204        722,408                   -         726,612

CONVERSION OF DEBT INTO COMMON STOCK
    (Notes 1 and 4(d))                             5,000             5         24,995                   -          25,000

WARRANTS EXERCISED (Note 1)                       43,750            44        174,956                   -         175,000

WARRANTS ISSUED TO PLACEMENT AGENT FOR
    BRIDGE FINANCING                                   -             -         10,000                   -          10,000

WARRANTS ISSUED TO HOLDER OF BRIDGE
    FINANCING                                          -             -         10,000                   -          10,000

NET LOSS                                               -             -              -          (1,134,708)     (1,134,708)

NET LOSS OF LLC AND "S" CORPORATION PRIOR
    TO BECOMING A "C" CORPORATION                      -             -       (552,656)            552,656               -
----------------------------------------------------------------------------------------------------------------------------

BALANCE, at December 31, 1997                  4,252,750         4,253        389,703            (582,052)       (188,096)

INTEREST EXPENSE RELATED TO CONVERSION RATE
    OF CONVERTIBLE DEBENTURES (NOTE 6)                 -             -        627,000                   -         627,000

ISSUANCE OF SHARES OF COMMON STOCK (NOTE 6)      575,000           575      2,117,425                   -       2,118,000

CONVERSION OF DEBENTURES INTO COMMON STOCK
    (Note 4(c))                                  518,750           519      3,418,266                   -       3,418,785

STOCK OPTIONS EXERCISED (Notes 4(c) and 6)         4,000             4         19,106                   -          19,110

STOCK OPTION COMPENSATION (Note 6)                     -             -         69,000                   -          69,000

ISSUANCE OF COMMON STOCK FOR (Notes 4(c)
    and 6):
    INVESTMENT BANKING SERVICES                   13,750            13            (13)                  -               -
    CANCELLATION OF INVESTMENT BANKING
        AGREEMENT                                 83,395            83        833,917                   -         834,000
    SERVICES RENDERED FOR ISSUANCE OF
        DEBENTURES                                 7,500             8         54,992                   -          55,000

ISSUANCE OF OPTIONS AND WARRANTS FOR
    (Notes 4(c) and 6):
    CANCELLATION OF INVESTMENT BANKING
        AGREEMENT                                      -             -         65,000                   -          65,000
    BRIDGE FINANCING                                   -             -         26,000                   -          26,000
    DIRECTORS FEES                                     -             -         74,000                   -          74,000
    ISSUANCE AND CONVERSION OF DEBENTURES
        INTO COMMON STOCK                              -             -        241,000                   -         241,000

NET LOSS                                               -             -              -          (7,401,299)     (7,401,299)
----------------------------------------------------------------------------------------------------------------------------

BALANCE, at December 31, 1998                  5,455,145         5,455      7,935,396          (7,983,351)        (42,500)



                                                                                             ACCUMULATED
                                                                                                 DEFICIT
                                                 COMMON STOCK            ADDITIONAL           DURING THE
                                           --------------------------       PAID-IN          DEVELOPMENT
                                                SHARES        AMOUNT        CAPITAL                STAGE          TOTAL
--------------------------------------------------------------------------------------------------------------------------
BALANCE, at December 31, 1998                5,455,145  $      5,455  $   7,935,396    $      (7,983,351)  $    (42,500)

ISSUANCE OF SHARES OF COMMON STOCK
    (Notes 4(b) and 6)                         963,115           963      5,782,638                    -      5,783,601

STOCK OPTIONS EXERCISED (Notes 4(c) and 6)      24,548            25        117,253                    -        117,278

ISSUANCE OF WARRANTS FOR (Notes 4(b),
    6 and 7):
    INVESTMENT BANKING SERVICES                      -             -        170,500                    -        170,500
    ISSUANCE OF CONVERTIBLE DEBENTURE                -             -      1,170,000                    -      1,170,000

INTEREST EXPENSE RELATED TO CONVERSION
    RATE OF CONVERTIBLE DEBENTURE (Note
    4(b))                                            -             -        225,000                    -        225,000

STOCK OPTION COMPENSATION (Note 6)                   -             -         38,888                    -         38,888

NET LOSS                                             -             -              -           (5,743,673)    (5,743,673)
--------------------------------------------------------------------------------------------------------------------------

BALANCE, at December 31, 1999                6,442,808  $      6,443  $  15,439,675    $     (13,727,024)  $  1,719,094
==========================================================================================================================


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT.

                                                        U.S. REALTEL, INC.
                                             (A DEVELOPMENT STAGE COMPANY)

                                     CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------



                                                                    CUMULATIVE
                                                                  AMOUNTS FROM
                                                                       DATE OF
                                                                     INCEPTION
                                                                  (JANUARY 15,
                                                                         1997)
                                                                       THROUGH           YEAR ENDED           YEAR ENDED
                                                                  DECEMBER 31,         DECEMBER 31,         DECEMBER 31,
                                                                          1999                 1999                 1998
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                 $     (14,279,680)    $      (5,743,673)    $     (7,401,299)
    Adjustments to reconcile net loss to net cash used in
        operating activities
        Depreciation of property and equipment                          98,624                60,349               33,529
        Amortization of deferred financing costs                        72,500                     -               60,417
        Noncash equity transactions charged to operations
           (Note 6)                                                  3,825,388               434,388            3,391,000
        Changes in assets and liabilities
           Increase in accounts receivable                             (24,267)              (19,736)              (2,731)
           Increase in prepaid expenses                                (26,369)              (26,369)                   -
           Increase in accounts payable and accrued
               expenses                                                742,221               278,328              241,972
           Increase in deferred income                                 101,285               101,285                    -
--------------------------------------------------------------------------------------------------------------------------

Net cash used in operating activities                               (9,490,298)           (4,915,428)          (3,677,112)
--------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Capital expenditures                                              (282,778)             (132,944)            (117,410)
    Increase in other assets                                           (76,842)              (16,255)              (3,400)
    Decrease (increase) in note receivable - employee
        (Note 7)                                                             -                25,000              (25,000)
--------------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                 (359,620)             (124,199)            (145,810)
--------------------------------------------------------------------------------------------------------------------------


                                                                             F-8


                                                                   CUMULATIVE
                                                                 AMOUNTS FROM
                                                                      DATE OF
                                                                    INCEPTION
                                                                 (JANUARY 15,
                                                                        1997)
                                                                      THROUGH            YEAR ENDED           YEAR ENDED
                                                                 DECEMBER 31,          DECEMBER 31,         DECEMBER 31,
                                                                         1999                  1999                 1998
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of common stock, stock
        options and warrants exercised, net of related
           costs                                             $       8,883,386     $       5,900,879     $      2,080,895
    Proceeds from issuance of notes
        payable/debentures                                           5,253,000             3,000,000            1,550,000
    Stock subscription payable                                               -              (110,252)             110,252
    Repayment of notes payable                                        (153,000)                    -                    -
    Advances from stockholder (Note 7)                                 110,000                     -              110,000
    Repayment of advances (Note 7)                                    (110,000)                    -             (110,000)
---------------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                           13,983,386             8,790,627            3,741,147
---------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 4,133,468             3,751,000              (81,775)

CASH AND CASH EQUIVALENTS, at beginning of year                             -               382,468              464,243
---------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, at end of year                    $       4,133,468     $       4,133,468     $        382,468
---------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
    INFORMATION
    Interest paid                                            $         174,057     $          22,569     $        137,918

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING
    AND FINANCING ACTIVITIES
    Notes payable/debentures converted into
        common stock                                         $       2,100,000     $               -     $      2,075,000
    Noncash equity transactions charged to operations
        (Note 6)                                                     3,825,388               434,388            3,391,000
    Warrants issued for financing costs                                 20,000                     -                    -
    Warrants related to Convertible Debenture (Note 4(b))            1,170,000             1,170,000                    -

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT.

                                                        U.S. REALTEL, INC.
                                             (A DEVELOPMENT STAGE COMPANY)

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.  THE COMPANY         The Company was originally organized under the name of
                        AGILE, LLC on January 15, 1997. The Company was subsequently incorporated on August 8, 1997 under the name U.S. RealTel, Inc. ("Predecessor Corporation"). On
                        November 3, 1997, the Predecessor Corporation merged into a shell corporation, Admiral Two Capital
                        Corporation (which had 4,179,000 shares outstanding which were issued in 1997) and the surviving company's name was changed to U.S. RealTel, Inc. ("Surviving
                        Corporation"). As of the date of the merger, shareholders of the Predecessor Corporation were issued
                        2,214,870 common shares of the Surviving Corporation.
                        Also on the merger date, 2,214,870 common shares of the Surviving Corporation held by a principal shareholder were surrendered and returned to the Surviving
                        Corporation's authorized, but unissued, shares. The merger transaction was accounted for as a reverse acquisition into a public shell.

                        In addition to the merger in 1997, the Company issued 73,750 shares of common stock as follows:

                           - 43,750 shares related to the exercise of warrants at $4 per share
                           -    25,000 shares sold at $4 per share
                           - 5,000 shares related to debenture conversion at $5 per share

                        The Company's business is to lease telecommunication rights from owners of real property for sublease to telecommunications providers needing access to real estate for their services to reach building occupants and/or placement of antenna networks in the U.S. and internationally. The Company is continuing the process of adding sites through the use of its master leases and other programs, to add to its network of sites for the "USRT Telecom Grid." During 1998, the Company also established a separate wholly owned finance subsidiary (inactive) and a 56% owned Argentinean subsidiary. For purposes of the accompanying consolidated financial statements, the Company has expensed all amounts advanced to the Argentinean subsidiary until it becomes operational and such advances are considered recoverable. Accordingly, no minority interest is recognized in the consolidated financial statements. The net loss of the Argentinean subsidiary included in the consolidated financial statements was $1,061,000 in 1999 and $59,000 in 1998.


                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

                        Since its inception, the Company's efforts have been devoted to raising capital, adding sites to the "USRT Telecom Grid" and, beginning in 1999, substantially increasing marketing of these sites. The Company has received nominal revenues from the sale of its services throughout the U.S. Accordingly, through the date of these consolidated financial statements, the Company is considered to be in the development stage and the accompanying consolidated financial statements represent those of a development stage enterprise. No assurance can be given that the Company will be able to obtain sufficient sites for its "USRT Telecom Grid" and sublease the sites to its customers profitably. As of the date of these consolidated financial statements, the Company has acquired the rights to approximately 41,000 sites (unaudited). Certain site leases contain performance standards which require a minimum (a) number of telecommunication installations be constructed or (b) revenue stream be generated within a specified time period. If these performance standards are not achieved, the landlord may elect to terminate the Company's exclusive rights under such leases.


                        As reflected in the accompanying consolidated financial statements, the Company has incurred losses since inception and has negative cash flows from operations. The Company's ability to continue as a going concern is contingent upon its ability to raise capital, continue to expand its "USRT Telecom Grid" and attain profitable operations. Moreover, the Company expects to continue to incur significant development costs to generate significant revenue to achieve profitability. These costs could increase as the Company pursues other new sources of revenues such as providing in-building communications networks and broadband transport services in office buildings and retail centers and communications services to tenants of retail malls and large retail centers. The Company is pursuing various sources of debt and/or equity financing (Note 11). The Company, however, can give no assurance as to its ability to raise capital or attain profitable operations. These factors give rise to substantial doubt as to the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

2. SUMMARY OF
   SIGNIFICANT
   ACCOUNTING POLICIES

   PRINCIPLES OF
   CONSOLIDATION        The Company's subsidiaries are listed below:


                                                                     Percent
                                                 Location              Owned   Description
                        ---------------------------------------------------------------------------
                        RealTel de Argentina,    Argentina               56%   Development stage
                           S.A.                                                foreign subsidiary
                        RealTel Finance, LLC     Chicago, Illinois      100%   Inactive subsidiary

                        The consolidated financial statements include the accounts of the Company and its subsidiaries that are more than 50% owned.


                        All significant intercompany transactions and balances between the companies included in the consolidation are eliminated.


CASH AND CASH
EQUIVALENTS             Cash equivalents consist of short-term, highly liquid
                        investments which are readily convertible into cash.

PROPERTY, EQUIPMENT
AND DEPRECIATION        Property and equipment are stated at cost. Depreciation
                        is computed over the estimated useful lives of the assets (three to seven years) by accelerated methods for financial and income tax reporting purposes.
                        Depreciation of leasehold improvements is computed over the lesser of the estimated useful lives of the assets or the term of the lease by the straight-line method for financial and income tax reporting purposes.


REVENUE RECOGNITION     Monthly rent for leases containing fixed rental
                        increases during their term are recognized on a straight-line basis over the term of the leases. For all other leases, rents are recognized over the term of the leases as earned.


                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

                        One-time initial license and review fees received, and related direct costs incurred, at lease inception are deferred and recognized on a straight-line basis over the lease terms.

                        Contingent rentals, such as rentals based on sales levels of sublessees, are recognized when earned, as targeted levels are achieved.

                        Deferred income represents rental payments received in advance and the deferral of one-time fees, net of costs.

STOCK-BASED
COMPENSATION            The Financial Accounting Standards Board Statement of
                        Financial Accounting Standards No. 123, "Accounting for
                        Stock-Based Compensation" ("SFAS No. 123"), became effective in 1997. SFAS No. 123 encourages companies to recognize expense for stock options and other stock-based employee compensation plans based on their fair value at the date of grant. As permitted by SFAS
                        No. 123, the Company has and will retain its prior accounting policy under APB Opinion Number 25,
                        "Accounting for Stock Issued to Employees".


ADVERTISING COSTS       Advertising costs, aggregating $96,000 in 1999, $55,000
                        in 1998 and $160,000 from inception to December 31, 1999, are expensed as incurred.


COSTS OF START-UP       In April 1998, the American Institute of Certified
ACTIVITIES              Public Accountants issued Statement of Position ("SOP")
                        98-5, "Reporting on the Costs of Start-up Activities".
                        This SOP requires that the costs of start-up activities, including organization costs, be expensed as incurred.
                        The Company has followed this policy since its inception.

TRANSLATION OF FOREIGN  The Company follows the translation policy as provided
CURRENCY by SFAS No. 52. Accordingly, assets and liabilities are translated at the rates of exchange on the balance sheet date. Income and expense items are translated at the average exchange rates prevailing throughout the years. Since the Argentina peso is equivalent to one U.S. dollar, no foreign currency translation adjustments occurred.


                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

TAXES ON INCOME         Prior to August 8, 1997, the Company was taxed as a
                        limited liability company and from August 8, 1997 to November 3, 1997 the Company was taxed as an "S" corporation. Any income or losses prior to November 4, 1997 are recognized on the individual stockholders' income tax returns. Effective November 4, 1997, the Company is taxed as a "C" corporation. The net loss of $552,656 prior to November 4, 1997 was reclassified to additional paid-in capital.

                        Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the estimated tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities and for the benefits, if any, of tax credit or loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are uncertain as to realization.

NET LOSS PER SHARE      Net loss per share is calculated using the weighted
                        average number of common shares outstanding during the period. Shares of common stock issuable upon the exercise of options (528,888 and 262,078 shares in 1999 and 1998, respectively) and warrants (1,573,096 and 943,748 shares in 1999 and 1998, respectively) and the conversion of debt (430,769 shares in 1999) are antidilutive and are not included in the computation of shares outstanding.

ESTIMATES               The consolidated financial statements include estimated
                        amounts and disclosures based on management's assumptions about future events.


RECENT ACCOUNTING       In March 1998, the American Institute of Certified
PRONOUNCEMENTS          Public Accountants ("AICPA") issued Statement of
                        Position ("SOP") 98-1 "Accounting for the Costs of
                        Computer Software Developed or Obtained for Internal
                        Use" ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998.
                        SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use, including the requirement to capitalize and amortize specified costs. The adoption of this standard did not have a material effect on the Company's capitalization policy.


                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

                        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company does not expect the adoption of this statement to have a significant impact on its consolidated results of operations, financial position or cash flows.

RECLASSIFICATIONS       Certain items in the 1998 consolidated financial
                        statements have been reclassified to conform to the 1999 classifications.


3. PROPERTY AND         Property and equipment at December 31, 1999 consists of
    EQUIPMENT           the following:


                        ---------------------------------------------------------------------
                        Equipment                                                  $  245,181
                        Office furniture and fixtures                                   5,734
                        Leasehold improvements                                         31,863
                        ---------------------------------------------------------------------

                                                                                      282,778
                        Less accumulated depreciation                                  98,624
                        ---------------------------------------------------------------------

                        Net property and equipment                                 $  184,154
                        =====================================================================


                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

4. CONVERTIBLE NOTES    (a)  CONVERTIBLE NOTE PAYABLE WITH RELATED PARTY
    AND DEBENTURES

                        The Company executed a $1,500,000 promissory note on September 24, 1999 ("Convertible Note") with a related party. It bears interest at a rate of 7%, compounded annually. Interest under the Convertible Note is due and payable on March 30, 2000 and on September 24, 2000. The note may not be prepaid. The principal amount of the Convertible Note is due and payable on September 24, 2000, unless the holder of the Convertible Note elects to exercise the right to convert the Convertible Note into the Company's common stock or into stock of the Company's Argentinean subsidiary. The holder of the Convertible Note may, at any time after January 1, 2000 until the Convertible Note is paid in full, convert the principal amount of the Convertible Note into the number of shares of the Argentinean subsidiary which will result in the holder owning 9% of the total shares of such subsidiary or into shares of the Company's common stock at a conversion price equal to the lowest price per share paid for the Company's common stock (or other security convertible into common stock) after September 24, 1999 in a sale of the common stock or any security convertible into common stock.

                        Should the holder of the Convertible Note elect to convert the Note into ownership of the Argentinean subsidiary, the Company would maintain majority ownership of the Argentinean subsidiary.


                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

                        (b) CONVERTIBLE DEBENTURE

                        On December 28, 1999, the Company completed a private placement which included:

                          (i) The issuance of a Convertible Debenture ("Convertible Debenture"), which can be drawn upon until December 28, 2000, up to $3,000,000 ($1,500,000 outstanding at December 31, 1999). This Convertible Debenture carries interest at 12%, payable quarterly, and is due at the earlier of July 1, 2001 or the completion of a public offering of at least $10 million (see iii. below). This Convertible Debenture is convertible into the Company's common stock, at any time, at $7.50 per share. The convertible debenture holder also has the option to receive interest in shares of the Company's common stock, rather than cash, at $6.50 per share.

                                The difference between the conversion rate of $7.50 per share and the market price of the Company's common stock of $8.625 per share resulted in a favorable conversion rate interest expense of $225,000 in 1999 related to the $1.5 million outstanding at December 31, 1999.

                          (ii) The sale of 384,615 shares of common stock at $6.50 per share, net of expenses of $32,297.


                          (iii) The issuance of warrants, in connection with
                                the Convertible Debenture, to purchase 600,000 shares of the Company's common stock at an exercise price of $8 per share. These warrants are exercisable through December 31, 2004. The Company has the option to extend the maturity of the Convertible Debenture until the earlier of October 1, 2001 or the completion of a public offering of at least $10 million, which would result in reducing the exercise price of these warrants to $6.50 per share.


                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

                        Based on the Black-Scholes pricing model, the warrants issued were valued at $1,170,000, which increased additional paid-in capital and decreased the Convertible Debenture (debt discount). The debt discount will be amortized, commencing in 2000, over the maturity of the Convertible Debenture.

                        (c)     CONVERTED DEBENTURES

                        On December 3, 1997, the Company completed a Series A convertible debenture bridge financing of $525,000 resulting in net proceeds of approximately $470,000 (after expenses of the offering). The debentures were payable, together with interest at the rate of 9% per annum, on the earlier of June 1, 1998 (which was amended to December 31, 1998) or the date of funding of a secondary equity offering, as defined. The debentures were convertible at maturity into shares of the Company's common stock with a conversion price of $5.25 per share. In connection with this financing, the Company issued to its investment banking firm warrants to acquire 54,375 shares of the Company's common stock at an exercise price of $4 per share. These warrants are exercisable through November 2000.

                        On March 5, 1998, the Company completed a Series B convertible debenture bridge financing of $1,550,000 resulting in net proceeds of approximately $1,400,000 (after expenses of the offering). The debentures were payable, together with interest at the rate of 9% per annum, on the earlier of December 31, 1998 or the date of funding of a secondary equity offering, as defined. The debentures were convertible at maturity into shares of common stock with a conversion price of $5.25 per share. The Company also issued 7,500 shares of common stock to its investment banking firm in connection with this financing, which were recorded as financing costs and subsequently as interest expense when the debentures were converted.

                        While both the Series A and B debentures were outstanding, the Company was precluded from paying cash dividends on its common stock and the Company's ability to redeem its common stock was limited.


                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

                        On October 2, 1998 and December 31, 1998, the Series A and Series B convertible debenture bonds were converted to 518,750 shares of common stock, at a $4 per share conversion rate rather than the original $5.25 per share conversion rate. The revision in the conversion rate was accounted for in 1998 by an increase in additional paid-in capital and interest expense of $1.4 million for the additional shares issued. Costs associated with these conversions were approximately $56,215 during 1998. These costs are netted against the principal amount of debt converted in the accompanying consolidated statement of stockholders' equity. The Company also issued to an investment banking firm in 1998 92,262 warrants with an exercise price of $4.75 per share, expiring in March 2001. The Company also issued options to purchase 176,190 shares of common stock at $5.25 per share to the debenture holders as a part of the conversion, of which 4,000 options were exercised in 1998, 24,548 options were exercised in 1999 and the balance expired.


                        (d)     PROMISSORY NOTE

                        The Company had a promissory note payable to a shareholder, due on the earlier of October 14, 1999 or the funding of a secondary equity offering, as defined. Interest, to be paid quarterly, was calculated at the prime rate plus two percent. In December 1997, this note was repaid through the conversion of this debt into 5,000 shares of the Company's common stock, pursuant to the terms of the note.


5. ACCOUNTS PAYABLE     Accounts payable and accrued expenses at December 31,
   AND ACCRUED          1999 consist of:
   EXPENSES


                        ----------------------------------------------------
                        Accounts payable                          $  274,575
                        Accrued professional fees                    155,056
                        Accrued compensation                         160,475
                        Interest                                      29,615
                        Other, including related party of $52,000    122,500
                       -----------------------------------------------------

                                                                  $  742,221
                       =====================================================


                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

6. STOCKHOLDERS' EQUITY (a) COMMON STOCK ISSUANCES

                        In addition to the common stock issued through debt conversions (Note 4) and the merger and other 1997 transactions discussed in Note 1, common stock was issued as follows:

                        In 1998 -

                        (i) Sale of common stock - In connection with a private placement, the Company sold 575,000 shares at $4 per share in October 1998. Expenses related to this sale were approximately $182,000. The Company also issued warrants, which expire in October 2003, to purchase 402,500 shares of the Company's stock at an exercise price of $4 per share in connection with this private placement.

                        (ii) Stock options exercised - During 1998, one stock option for 4,000 shares was exercised at $5.25 per share, less commissions of $1,890.

                        (iii) Services rendered - The Company issued 13,750 shares of common stock to an investment banking firm for services rendered in connection with the private placement discussed above.

                        The Company entered into an agreement with an affiliate of one of its principal shareholders (the "Affiliate") that provided that the Company pay a minimum investment banking fee to the Affiliate of $100,000 per year for a three-year period commencing July 28, 1997, extendable for an additional nine years under certain conditions. The agreement also provided for the reimbursement of certain expenses incurred by the Affiliate up to $17,000 and for the issuance of .5% of the Company's common stock (20,895 shares), as defined, to a charitable foundation. In 1998, this agreement was canceled and the Affiliate was paid $150,000 and issued 83,395 shares of common stock and 43,750 warrants with an exercise price of $4 per share, expiring in October 2003. In 1998, the Company paid, in cash, $225,000 to the Affiliate for investing banking services ($300,000 from inception to December 31, 1999).


                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

                        In 1999 -

                        (i) Sale of common stock - In connection with a private placement, the Company sold 578,500 shares at $6 per share in January through April 1999. Expenses related to this sale were $155,102.

                        (ii) Stock options exercised - Stock options for 24,548 shares (Note 4(c)) were exercised at $5.25 per share, less commissions of $11,599.

                        (iii) Sale of common stock, Convertible Debenture and warrants - On December 28, 1999, the Company sold 384,615 shares at $6.50 per share, received $1.5 million for a Convertible Debenture of up to $3 million and issued 600,000 warrants exercisable at $8.00 per share until December 2004 (Note 4(b)). Expenses related to the sale of common stock were $32,297.


                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================


(b) STOCK OPTIONS AND WARRANTS ISSUED

                                                                       Exercise
                                                                          Price
                                                                            Per     Date                      Expiration
Date Issued          Description                              Shares      Share     Exercisable*              Date
---------------------------------------------------------------------------------------------------------------------------------
Options:
    February 1998    Company executives                       88,888      $5.25     25% exercisable           March 2003
                                                                                    on issuance, remainder
                                                                                    vests ratably over three
                                                                                    years
    October 1999     Company executive                        37,500      $6.50     50% exercisable           October 2004
                                                                                    on issuance, remainder
                                                                                    over two years
    April 1998       Employee                                  1,000      $4.00                               April 2003
    December 1999    Options issued under the Employee                              Exercisable ratably over
                     Equity Incentive Plan (Note 6(d))       401,500      $8.00     three years               December 2004 - 7
                                                           ---------

                     Option shares                           528,888
                                                           ---------

Warrants:
    November 1997    Three shareholders                      234,216      $1.92                               October 2003
    December 1997    Investment banking fee -
                          Series A debentures
                          (Note 4(c))                         54,375      $4.00                               November 2000
    March 1998       Investment banking fee - Series
                          B debentures (Note 4(c))            92,262      $4.75                               March 2001
    August 1998      In connection with bridge
                          financing                           17,543      $4.00                               August 2003
    October 1998     Investment banking fee for sale
                          of common stock                     30,667      $5.25                               October 2003
    October 1998     Issued with common stock sold           402,500      $4.00                               October 2003
    October 1998     Directors fees                           50,000      $4.00                               October 2003
    October 1998     Cancellation of investment
                          banking agreement                   43,750      $4.00                               October 2003
    October 1998     Investment banking fee for sale
                          of common stock                      9,625      $4.00                               October 2003
    December 1998    Debenture conversion                      8,810      $5.25                               December 2003
    March 1999       Investment banking services               4,348      $5.25                               March 2004
    December 1999    Investment banking services (Note 7)     25,000       $.01                               December 2004
    December 1999    Issued with Convertible Debenture
                          (Note 4(b))                        600,000      $8.00                               December 2004
                                                           ---------

                        Warrant shares                     1,573,096
                                                           ---------

                        Total options and warrant
                          shares                           2,101,984
                                                           =========



*Exercisable on issuance except as noted



                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.
                                                                            F-22

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================


                        At December 31, 1999, the Company has options and warrants for 1,648,401 shares of common stock currently exercisable at a weighted average exercise price of $5.25 per share. The options and warrants expire as follows:

                                                                    Weighted
                                                                     Average
                                                                    Exercise
YEAR ENDING DECEMBER 31,                              Shares           Price
----------------------------------------------------------------------------
2000                                                  54,375    $       4.00
2001                                                  92,262            4.75
2003                                                 886,999            3.63
2004                                                 700,182            7.62
2005                                                 133,833            8.00
2006                                                 133,833            8.00
2007                                                 100,500            8.00
----------------------------------------------------------------------------

Total                                              2,101,984    $       5.78
============================================================================



                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.
                                                                            F-23

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================


                        (c)     NONCASH EQUITY TRANSACTIONS

                        In connection with the noncash aspects of certain issuances of common stock, options and warrants, the Company valued such transactions as follows in 1999, 1998 and since inception:


                                         INCEPTION
                                      (JANUARY 15,
                                             1997)
                                           THROUGH      YEAR ENDED       YEAR ENDED
                                      DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
Issuance                                      1999            1999             1998
-----------------------------------------------------------------------------------
Interest expense related to
    conversion rate of
    convertible debentures (i)           $ 852,000       $ 225,000        $ 627,000

Revision of debt conversion rate
    (ii)                                 1,400,000               -        1,400,000

Common stock issued for
    cancellation of investment
    banking agreement and debt
    issuance (iii)                         889,000               -          889,000

Stock option compensation (i)              107,888          38,888           69,000

Options issued to debenture
    holders for debenture
    conversion (iv)                         95,000               -           95,000

Warrants issued for services (iv)          481,500         170,500          311,000
-----------------------------------------------------------------------------------

Total                                   $3,825,388       $ 434,388       $3,391,000
===================================================================================




                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

                        (i) Value based on excess of market price of the Company's publicly traded common stock over the conversion or exercise price. The excess stock option value is amortized over the vesting period of the options.

                        (ii) Value based on increased common shares issued, due to the reduced conversion rate, using the market price of the Company's publicly traded common stock.

                        (iii) Value based on market price of the Company's publicly traded common stock.

                        (iv)    Value based on Black-Scholes pricing model.

                        Based on current accounting practices for public companies, the Company used the valuation methods above rather than values of its common stock from recent private placements. The Company's common stock has limited public trading, which commenced in February 1998, on the OTC Bulletin Board.

                        The amounts above were charged to the following expense accounts:


                                                         INCEPTION
                                                      (JANUARY 15,
                                                             1997)
                                                           THROUGH        YEAR ENDED         YEAR ENDED
                                                      DECEMBER 31,      DECEMBER 31,       DECEMBER 31,
                                                              1999              1999               1998
                        ----------------------------------------------------------------------------------
                        Salaries and benefits    $         181,888   $        38,888   $        143,000
                        Professional and
                            investment
                            banking fees                 1,069,500           170,500            899,000
                        Interest expense                 2,574,000           225,000          2,349,000
                        ----------------------------------------------------------------------------------

                        Total                    $       3,825,388   $       434,388   $      3,391,000
                        ==================================================================================



                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

                        The Company accounts for stock options under APB Opinion Number 25, under which compensation is recorded to the extent the exercise price is less than the quoted public market at grant date. Had salary expense been determined consistent with SFAS No. 123, the Company's net loss and net loss per common share, basic and diluted, would not have been materially different than the amounts reported.

                        (d)     EMPLOYEE EQUITY INCENTIVE PLAN

                        In April 1999, the Company's Board of Directors approved a 10-year Employee Equity Incentive Plan ("Plan"), subject to approval of its stockholders. The stockholders ratified the Plan in September 1999. Under the Plan, 484,655 shares of the Company's common stock are reserved for issuance under various award plans including stock options, restricted stock, bonus and performance shares, etc. Options for 401,500 shares of common stock under the Plan have been granted through December 31, 1999 at $8 per share. These options vest ratably over three years and expire five years after they become exercisable. Since the market price on the date the options were granted was $9.00 per share, the compensation expense related to the favorable option price ($401,500) will be amortized, commencing in 2000, over the vesting period of the options.

                        The Company also granted an option for 37,500 shares at $6.50 per share in October 1999. Similar to the options mentioned above, the excess of the market price at grant date over the option price ($84,375) will be amortized as compensation expense over the vesting period commencing in 2000.



                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

                        The following table summarizes the Company's employee stock option activity:


                                                                                       Exercisable
                                                                                 ------------------------
                                                                        Weighted                Weighted
                                                                         Average                 Average
                                                                        Exercise                Exercise
                                                              Shares       Price      Shares       Price
                        ---------------------------------------------------------------------------------
                        1998:
                            Granted and outstanding at
                                 December 31, 1998            89,888       $5.24      34,333       $5.21
                                                                                 ========================

                        1999:
                            Granted                          439,000       $7.87
                                                         ------------

                        Outstanding at December 31,
                            1999                             528,888       $7.42      75,305       $5.54
                                                         ================================================


7. RELATED PARTY        During 1998, the Company received advances and
   TRANSACTIONS         subsequently repaid those advances of approximately
                        $110,000 from one of its shareholders. Interest was paid at 9% per annum and aggregated $1,447.

                        During 1998, the Company advanced $25,000 to an employee pursuant to terms of an 8% note receivable that was paid in November 1999.

                        Consulting fees to one of the Company's directors amounted to $81,500 in 1999 and $13,500 in 1998.

                        During 1999, the Company issued warrants to a stockholder to purchase 25,000 shares of the Company's common stock at $.01 per share for investment banking services. These warrants, valued at $162,000 using the Black-Scholes pricing model, are exercisable immediately and expire in December 2004.


                        See also Notes 4(a) and 6(a) and (b).


                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

8. INCOME TAXES         Due to net operating losses and the uncertainty of
                        realization, no tax benefit has been recognized for operating losses.


                        At December 31, 1999, net federal operating losses of approximately $8.9 million are available for carryforward against future years' taxable income and expire in 2012 ($.4 million), 2018 ($4.5 million) and 2019 ($4.0 million). The Company's ability to utilize its federal net operating loss carryforwards is uncertain and thus a valuation reserve has been provided against the Company's net deferred tax assets.


                        The net deferred tax assets consist of the following at December 31:


                                                          1999             1998             1997
                        ----------------------------------------------------------------------------
                        Net federal operating
                            loss carryforwards    $    3,446,000    $   1,904,000   $      174,000
                        Other                             86,000            2,000                -
                        Valuation allowance           (3,532,000)      (1,906,000)        (174,000)
                        ----------------------------------------------------------------------------

                        Net deferred tax assets   $            -    $           -   $            -
                        ============================================================================


9. COMMITMENTS AND      (a) LEASES - OFFICE SPACE
   CONTINGENCIES
                        The Company is leasing office space in Illinois, Texas and Maryland.



                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

                        Future minimum lease obligations are as follows:


                        YEAR                                                                  AMOUNT
                        -----------------------------------------------------------------------------
                        2000                                                           $     173,000
                        2001                                                                 186,000
                        2002                                                                 202,000
                        2003                                                                 219,000
                        2004                                                                 195,000
                        =============================================================================

                        Total                                                          $     975,000
                        =============================================================================

                        Rent expense for 1999 and 1998 was $157,000 and $102,000, respectively.

                        (b) LEASES - SITE LEASES AND SUBLEASES

                        Rent sublease income on existing lease sites approximates $949,000 annually through 2004, with rental expense approximating $750,000 annually through 2004.

                        (c) EMPLOYMENT AGREEMENTS

                        The Company has employment agreements with two officers. The agreements have automatic three-year rolling renewals, unless terminated by the Board of Directors, as of April 1 of any year in which event such determination will be considered a termination without cause. The agreements provide for a base annual salary of $200,000 for each calendar year for each individual.



                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

10. CONCENTRATIONS OF   Financial instruments which potentially subject the
    CREDIT RISK AND     Company to concentrations of credit risk consist
    SIGNIFICANT         principally of cash equivalents and trade receivables.
    CUSTOMERS           Concentrations of credit risk with respect to trade
                        receivables are limited due to the Company's customers generally being of significant size and financial stability. The Company's cash and cash equivalents are primarily held by one bank.

                        In 1999, three telecommunications customers accounted for approximately 54% of revenues. Also, 65% of revenue is derived from buildings owned by three real estate entities. There is a risk that these telecommunications customers and real estate entities may not renew their leases at the termination date (leases generally have initial terms of five years with four renewal options by the lessees of five years each).


11.  SUBSEQUENT EVENT   On February 11, 2000, the Company retained an investment
                        banking firm to pursue a private placement of equity or equity-linked securities. The amount of the private placement is expected to be up to approximately $20 million.



                                  SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.
                                                                            F-30

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)


                                              ==================================

                                                UNAUDITED CONDENSED CONSOLIDATED
                                                            FINANCIAL STATEMENTS
                                        PERIOD FROM INCEPTION (JANUARY 15, 1997)
                                                          THROUGH MARCH 31, 2000

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                                  UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

================================================================================


MARCH 31,                                                                                                       2000
----------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                                                        $     2,092,888
    Accounts receivable                                                                                       57,700
    Prepaid expenses                                                                                         111,611
----------------------------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                                                                       2,262,199
----------------------------------------------------------------------------------------------------------------------

NET PROPERTY AND EQUIPMENT                                                                                   230,245

OTHER ASSETS                                                                                                 122,791
---------------------------------------------------------------------------------------------------------------------

                                                                                                     $     2,615,235
----------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
    Convertible note payable with related party                                                      $     1,500,000
    Accounts payable and accrued expenses                                                                    760,502
----------------------------------------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                                                                  2,260,502
----------------------------------------------------------------------------------------------------------------------

DEFERRED INCOME                                                                                              117,278

CONVERTIBLE DEBENTURE
    Debenture payable                                                                                      1,500,000
    Less debt discount                                                                                      (975,000)
----------------------------------------------------------------------------------------------------------------------

                                                                                                             525,000
----------------------------------------------------------------------------------------------------------------------

REDEEMABLE SERIES A CONVERTIBLE PREFERRED STOCK - none issued                                                      -

STOCKHOLDERS' DEFICIENCY
    Common stock, $.001 par value; 50,000,000 shares authorized;
        6,442,808 issued and outstanding shares                                                                6,443
    Additional paid-in capital                                                                            15,557,973
    Accumulated deficit during the development stage                                                     (15,851,961)
----------------------------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' DEFICIENCY                                                                              (287,545)
----------------------------------------------------------------------------------------------------------------------

                                                                                                     $     2,615,235
----------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                       UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

================================================================================


                                                                  CUMULATIVE
                                                                AMOUNTS FROM
                                                                     DATE OF
                                                                   INCEPTION
                                                                (JANUARY 15,
                                                                       1997)         THREE MONTHS         THREE MONTHS
                                                                     THROUGH                ENDED                ENDED
                                                                   MARCH 31,            MARCH 31,            MARCH 31,
                                                                        2000                 2000                 1999
------------------------------------------------------------------------------------------------------------------------
REVENUES                                                   $         677,937    $         224,091    $          28,323

DIRECT COSTS                                                         523,267              174,149               23,390
------------------------------------------------------------------------------------------------------------------------

Revenues - net                                                       154,670               49,942                4,933
------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
    Salaries and benefits                                          6,494,709            1,030,315              607,146
    General and administrative                                     4,394,286              762,985              499,025
    Professional and investment banking fees                       2,581,887              149,089              125,789
------------------------------------------------------------------------------------------------------------------------

Total operating expenses                                          13,470,882            1,942,389            1,231,960
------------------------------------------------------------------------------------------------------------------------

Operating loss                                                   (13,316,212)          (1,892,447)          (1,227,027)
------------------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE)
    Interest income                                                  105,221               33,617                9,417
    Other income                                                      74,220                    -                    -
    Interest expense and financing costs                          (3,267,846)            (266,107)                   -
------------------------------------------------------------------------------------------------------------------------

Total other income (expense) - net                                (3,088,405)            (232,490)               9,417
------------------------------------------------------------------------------------------------------------------------

NET LOSS                                                   $     (16,404,617)   $      (2,124,937)   $      (1,217,610)
------------------------------------------------------------------------------------------------------------------------

NET LOSS PER COMMON SHARE - BASIC AND DILUTED                                   $            (.33)   $            (.21)
----------------------------------------------------------                    ------------------------------------------

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                              6,443,000            5,695,000
----------------------------------------------------------                    ------------------------------------------

SEE ACCOMPANYING NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                       UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
                                               STOCKHOLDERS' EQUITY (DEFICIENCY)

================================================================================



                                                                                              ACCUMULATED
                                                                                                  DEFICIT
                                                   COMMON STOCK            ADDITIONAL          DURING THE
                                            ---------------------------       PAID-IN         DEVELOPMENT
                                                  SHARES        AMOUNT        CAPITAL               STAGE           TOTAL
----------------------------------------------------------------------------------------------------------------------------
BALANCE, at January 15, 1997                           -    $        -     $        -      $            -    $          -

ISSUANCE OF SHARES OF COMMON STOCK             4,204,000         4,204        722,408                   -         726,612

CONVERSION OF DEBT INTO COMMON STOCK               5,000             5         24,995                   -          25,000

WARRANTS EXERCISED                                43,750            44        174,956                   -         175,000

WARRANTS ISSUED TO PLACEMENT AGENT FOR
BRIDGE FINANCING                                       -             -         10,000                   -          10,000

WARRANTS ISSUED TO HOLDER OF BRIDGE
FINANCING                                              -             -         10,000                   -          10,000

NET LOSS                                               -             -              -          (1,134,708)     (1,134,708)

NET LOSS OF LLC AND "S" CORPORATION PRIOR
TO BECOMING A "C" CORPORATION                          -             -       (552,656)            552,656               -
----------------------------------------------------------------------------------------------------------------------------

BALANCE, at December 31, 1997                  4,252,750         4,253        389,703            (582,052)       (188,096)

INTEREST EXPENSE RELATED TO CONVERSION RATE
OF CONVERTIBLE DEBENTURES                              -             -        627,000                   -         627,000

ISSUANCE OF SHARES OF COMMON STOCK               575,000           575      2,117,425                   -       2,118,000

CONVERSION OF DEBENTURES INTO COMMON STOCK       518,750           519      3,418,266                   -       3,418,785

STOCK OPTIONS EXERCISED                            4,000             4         19,106                   -          19,110

STOCK OPTION COMPENSATION                              -             -         69,000                   -          69,000

ISSUANCE OF COMMON STOCK FOR:
    INVESTMENT BANKING SERVICES                   13,750            13            (13)                  -               -
    CANCELLATION OF INVESTMENT BANKING
        AGREEMENT                                 83,395            83        833,917                   -         834,000
    SERVICES RENDERED FOR ISSUANCE OF
        DEBENTURES                                 7,500             8         54,992                   -          55,000

ISSUANCE OF OPTIONS AND WARRANTS FOR:
    CANCELLATION OF INVESTMENT BANKING
        AGREEMENT                                      -             -         65,000                   -          65,000
    BRIDGE FINANCING                                   -             -         26,000                   -          26,000
    DIRECTORS FEES                                     -             -         74,000                   -          74,000
    ISSUANCE AND CONVERSION OF DEBENTURES
        INTO COMMON STOCK                              -             -        241,000                   -         241,000

NET LOSS                                               -             -              -          (7,401,299)     (7,401,299)
----------------------------------------------------------------------------------------------------------------------------

BALANCE, at December 31, 1998                  5,455,145         5,455      7,935,396          (7,983,351)        (42,500)


                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                       UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
                                               STOCKHOLDERS' EQUITY (DEFICIENCY)

================================================================================



                                                                                              ACCUMULATED
                                                                                                  DEFICIT
                                                   COMMON STOCK            ADDITIONAL          DURING THE
                                            ---------------------------       PAID-IN         DEVELOPMENT
                                                  SHARES        AMOUNT        CAPITAL               STAGE           TOTAL
----------------------------------------------------------------------------------------------------------------------------
BALANCE, at December 31, 1998                5,455,145  $      5,455  $   7,935,396    $      (7,983,351)  $    (42,500)

ISSUANCE OF SHARES OF COMMON STOCK             963,115           963      5,782,638                    -      5,783,601

STOCK OPTIONS EXERCISED                         24,548            25        117,253                    -        117,278

ISSUANCE OF WARRANTS FOR:
    INVESTMENT BANKING SERVICES                      -             -        170,500                    -        170,500
    ISSUANCE OF CONVERTIBLE DEBENTURE                -             -      1,170,000                    -      1,170,000

INTEREST EXPENSE RELATED TO CONVERSION
    RATE OF CONVERTIBLE DEBENTURE                    -             -        225,000                    -        225,000

STOCK OPTION COMPENSATION                            -             -         38,888                    -         38,888

NET LOSS                                             -             -              -           (5,743,673)    (5,743,673)
--------------------------------------------------------------------------------------------------------------------------

BALANCE, at December 31, 1999                6,442,808         6,443     15,439,675          (13,727,024)     1,719,094

ISSUANCE OF WARRANTS FOR DIRECTOR FEES               -             -         48,750                    -         48,750

STOCK OPTION COMPENSATION                            -             -         69,548                    -         69,548

NET LOSS                                             -             -              -           (2,124,937)    (2,124,937)
--------------------------------------------------------------------------------------------------------------------------

BALANCE, at March 31, 2000                   6,442,808  $      6,443  $  15,557,973    $     (15,851,961)  $   (287,545)
--------------------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                       UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

================================================================================


                                                                    CUMULATIVE
                                                                  AMOUNTS FROM
                                                                       DATE OF
                                                                     INCEPTION
                                                                  (JANUARY 15,
                                                                         1997)         THREE MONTHS         THREE MONTHS
                                                                       THROUGH                ENDED                ENDED
                                                                     MARCH 31,            MARCH 31,            MARCH 31,
                                                                          2000                 2000                 1999
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                 $     (16,404,617)   $      (2,124,937)   $      (1,217,610)
    Adjustments to reconcile net loss to net cash used in
        operating activities
        Depreciation of property and equipment                         119,453               20,829               12,247
        Amortization of deferred financing costs                        72,500                    -                    -
        Amortization of debt discount                                  195,000              195,000                    -
        Noncash equity transactions charged to operations            3,943,686              118,298               18,222
        Changes in assets and liabilities
           Increase in accounts receivable                             (57,700)             (33,433)              (6,552)
           Increase in prepaid expenses                               (111,611)             (85,242)                   -
           Increase in accounts payable and accrued
               expenses                                                760,502               18,281               53,296
           Increase in deferred income                                 117,278               15,993               40,600
--------------------------------------------------------------------------------------------------------------------------

Net cash used in operating activities                              (11,365,509)          (1,875,211)          (1,099,797)
--------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Capital expenditures                                              (349,698)             (66,920)             (18,820)
    (Increase) decrease in other assets                                (76,672)                 170                    -
-------------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                 (426,370)             (66,750)             (18,820)
--------------------------------------------------------------------------------------------------------------------------


                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                       UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

================================================================================


                                                                   CUMULATIVE
                                                                 AMOUNTS FROM
                                                                      DATE OF
                                                                    INCEPTION
                                                                 (JANUARY 15,
                                                                        1997)          THREE MONTHS         THREE MONTHS
                                                                      THROUGH                 ENDED                ENDED
                                                                    MARCH 31,             MARCH 31,            MARCH 31,
                                                                         2000                  2000                 1999
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of common stock, stock
        options and warrants exercised, net of related
        costs                                               $       8,883,386     $               -     $      2,780,196
    Proceeds from issuance of notes
        payable/debentures                                          5,253,000                     -                    -
    Stock subscription payable                                              -                     -             (110,252)
    Repayment of notes payable                                       (153,000)                    -                    -
    Advances from stockholder                                         110,000                     -                    -
    Repayment of advances                                            (110,000)                    -                    -
    Financing costs included in other assets                          (98,619)              (98,619)                   -
---------------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                          13,884,767               (98,619)           2,669,944
---------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                2,092,888            (2,040,580)           1,551,327

CASH AND CASH EQUIVALENTS, at beginning of period                           -             4,133,468              382,468
---------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, at end of period                 $       2,092,888     $       2,092,888     $      1,933,795
---------------------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

================================================================================




1.  BASIS OF PRESENTATION         The unaudited condensed consolidated
                                  financial statements include U.S. RealTel,
                                  Inc. (the "Company"), its inactive finance subsidiary, its 56%-owned Argentinean development stage subsidiary, its 89%-owned development stage Brazilian subsidiary and its wholly owned consulting subsidiary
                                  (which was incorporated in October 1999 and has limited activities). All intercompany accounts and transactions have been eliminated in consolidation.

                                  The condensed consolidated financial
                                  statements included herein are unaudited and include all adjustments which, in the opinion of management, are necessary for a fair presentation of the consolidated financial position and results of operations of the interim periods. Certain information and footnote disclosures normally included in the consolidated financial statements, prepared in accordance with generally accepted accounting principles, have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's December 31, 1999 annual consolidated financial statements. The results of operations for the interim periods are not necessarily indicative of the operating results for the whole year.

                                  As reflected in the accompanying unaudited condensed consolidated financial statements, the Company has incurred losses since inception and has negative cash flows from operations. The Company's ability to continue as a going concern is contingent upon its ability to raise capital, continue to expand its "USRT Telecom Grid" and attain profitable operations. Moreover, the Company expects to continue to incur significant development costs to generate significant revenue to achieve profitability. These costs could increase as the Company pursues other new sources of revenues such as the Company's RealTel Riser business to provide improved access to broadband telecommunications services by installing advanced in-building centralized distribution systems in office buildings. The Company is pursuing various sources of debt and/or equity financing, including a potential private placement (Note 4(a)), to fund its activities. The Company, however, can give no assurance as to its ability to raise

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

                                  capital or attain profitable operations.
                                  These factors give rise to substantial
                                  doubt as to the ability of the Company to continue as a going concern. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                  Since its inception, the Company's efforts have been devoted to raising capital, adding sites to the "USRT Telecom Grid" and substantially increasing marketing of these sites. The Company has received nominal revenues from the sale of its services throughout the U.S and internationally. Accordingly, through the date of these unaudited condensed consolidated financial statements, the Company is considered to be in the development stage and the accompanying unaudited condensed consolidated financial statements represent those of a development stage enterprise. No assurance can be given that the Company will be able to obtain sufficient sites for its "USRT Telecom Grid" and sublease the sites to its customers profitably. Certain site leases contain performance standards which require a minimum (a) number of telecommunication installations be constructed or (b) revenue stream be generated within a specified time period. If these performance standards are not achieved, the landlord may elect to terminate the Company's exclusive rights under such leases.

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

2.  THE COMPANY                   The Company was originally organized under
                                  the name of AGILE, LLC on January 15, 1997.
                                  The Company was subsequently incorporated on August 8, 1997 under the name U.S.
                                  RealTel, Inc. ("Predecessor Corporation").
                                  On November 3, 1997, the Predecessor
                                  Corporation merged into a shell
                                  corporation, Admiral Two Capital
                                  Corporation (which had 4,179,000 shares
                                  outstanding which were issued in 1997), and the surviving company's name was changed to U.S. RealTel, Inc. ("Surviving
                                  Corporation"). As of the date of the
                                  merger, shareholders of the Predecessor
                                  Corporation were issued 2,214,870 common shares of the Surviving Corporation. Also on the merger date, 2,214,870 common shares of the Surviving Corporation held by a principal shareholder were surrendered and returned to the Surviving Corporation's authorized, but unissued, shares. The merger transaction was accounted for as a reverse acquisition into a public shell.

                                  In addition to the merger in 1997, the
                                  the Company issued 73,750 shares of common stock as follows:

                                  * 43,750 shares related to the exercise of
                                    warrants at $4 per share
                                  * 25,000 shares sold at $4 per share
                                  * 5,000 shares related to debenture
                                    conversion at $5 per share

                                  In March 2000, the Company submitted to its stockholders a plan to reincorporate the Company in the State of Delaware. The Company also authorized 5,000,000 shares at $.001 par value for the Series A Convertible Preferred Stock. The plan was approved and became effective May 8, 2000.

                                  The Company's business is to lease
                                  telecommunication rights from owners of
                                  real property for sublease to
                                  telecommunications providers needing access to real estate for their services to reach building occupants and/or placement of antenna networks in the U.S. and internationally. The Company is continuing the process of adding sites through the use of its master leases and other programs, to add to its network of sites for the "USRT Telecom Grid." During 1998, the Company also established a separate wholly owned finance subsidiary

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

                                  (inactive) and a 56%-owned Argentinean
                                  subsidiary. In February 2000, the Company established a Brazilian subsidiary. For purposes of the accompanying unaudited condensed consolidated financial statements, the Company has expensed all amounts advanced to the Argentinean and Brazilian subsidiaries until they become operational and such advances are considered recoverable. Accordingly, no minority interest is recognized in the condensed consolidated financial statements. The net loss of the Argentinean and Brazilian subsidiaries included in the unaudited condensed consolidated financial statements was $546,000 and $126,000 for the three months ended March 31, 2000 and March 31, 1999, respectively, and $1,666,000 since inception.

3.  CONVERTIBLE NOTES             (a)  CONVERTIBLE NOTE PAYABLE WITH
    AND DEBENTURES                     RELATED PARTY

                                  The Company executed a $1,500,000
                                  promissory note on September 24, 1999
                                  ("Convertible Note") with a related party.
                                  It bears interest at a rate of 7%,
                                  compounded annually. Interest under the
                                  Convertible Note is due and payable on
                                  March 30, 2000 and on September 24, 2000.
                                  The note may not be prepaid. The principal amount of the Convertible Note is due and payable on September 24, 2000, unless the holder of the Convertible Note elects to exercise the right to convert the Convertible Note into the Company's common stock or into stock of the Company's Argentinean subsidiary. The holder of the Convertible Note may, at any time after January 1, 2000 until the Convertible Note is paid in full, convert the principal amount of the Convertible Note into the number of shares of the Argentinean subsidiary which will result in the holder owning 9% of the total shares of such subsidiary, or into shares of the Company's common stock at a conversion price equal to the lowest price per share paid for the Company's common stock (or other security convertible into common stock) after September 24, 1999 in a sale of the common stock or any security convertible into common stock.

                                  Should the holder of the Convertible Note elect to convert the Note into ownership of the Argentinean subsidiary, the Company would maintain majority ownership of the Argentinean subsidiary.

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

                                  (b)     CONVERTIBLE DEBENTURE

                                  On December 28, 1999, the Company completed a private placement which included:

                                         (i)   The issuance of a convertible
                                               debenture ("Convertible
                                               Debenture"), which can be
                                               drawn upon until December 28,
                                               2000, up to $3,000,000
                                               ($1,500,000 outstanding at
                                               March 31, 2000). This
                                               Convertible Debenture carries
                                               interest at 12%, payable
                                               quarterly, and is due at the
                                               earlier of July 1, 2001 or
                                               the completion of a public
                                               offering of at least $10
                                               million (see iii. below).
                                               This Convertible Debenture is
                                               convertible into the
                                               Company's common stock, at
                                               any time, at $7.50 per share.
                                               The Convertible Debenture
                                               holder also has the option to
                                               receive interest in shares of
                                               the Company's common stock,
                                               rather than cash, at $6.50
                                               per share.

                                               The difference between the
                                               conversion rate of $7.50 per
                                               share and the market price of
                                               the Company's common stock of
                                               $8.625 per share resulted in a
                                               favorable conversion rate
                                               interest expense of $225,000
                                               in 1999 related to the $1.5
                                               million outstanding at
                                               December 31, 1999.

                                         (ii)  The sale of 384,615 shares of
                                               common stock at $6.50 per
                                               share, net of expenses of
                                               $32,297.

                                         (iii) The issuance of warrants, in
                                               connection with the
                                               convertible debenture, to
                                               purchase 600,000 shares of the
                                               Company's common stock at an
                                               exercise price of $8 per
                                               share. These warrants are
                                               exercisable through December
                                               31, 2004. The Company has the
                                               option to extend the maturity
                                               of the Convertible Debenture
                                               until the earlier of October
                                               1, 2001 or the completion of a
                                               public offering of at least
                                               $10 million, which would
                                               result in reducing the
                                               exercise price of these
                                               warrants to $6.50 per share.

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

                                  Based on the Black-Scholes pricing model, the warrants issued were valued at $1,170,000, which increased additional paid-in capital and decreased the Convertible Debenture (debt discount). The debt discount is amortized over the life of the Convertible Debenture of which $195,000 was amortized for the three months ended March 31, 2000.

                                  (c)    CONVERTED DEBENTURES

                                  On December 3, 1997, the Company completed a Series A convertible debenture bridge financing of $525,000 resulting in net proceeds of approximately $470,000 (after expenses of the offering). The debentures were payable, together with interest at the rate of 9% per annum, on the earlier of June 1, 1998 (which was amended to December 31, 1998) or the date of funding of a secondary equity offering, as defined. The debentures were convertible at maturity into shares of the Company's common stock with a conversion price of $5.25 per share. In connection with this financing, the Company issued to its investment banking firm warrants to acquire 54,375 shares of the Company's common stock at an exercise price of $4 per share. These warrants are exercisable through November 2000.

                                  On March 5, 1998, the Company completed a
                                  Series B convertible debenture bridge
                                  financing of $1,550,000 resulting in net proceeds of approximately $1,400,000 (after expenses of the offering). The debentures were payable, together with interest at the rate of 9% per annum, on the earlier of December 31, 1998 or the date of funding of a secondary equity offering, as defined. The debentures were convertible at maturity into shares of common stock with a conversion price of $5.25 per share. The Company also issued 7,500 shares of common stock to its investment banking firm in connection with this financing, which were recorded as financing costs and subsequently as interest expense when the debentures were converted.

                                  While both the Series A and B debentures were outstanding, the Company was precluded from paying cash dividends on its common stock and the Company's ability to redeem its common stock was limited.

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

                                  On October 2, 1998 and December 31, 1998, the Series A and Series B convertible debenture bonds were converted to 518,750 shares of common stock, at a $4 per share conversion rate rather than the original $5.25 per share conversion rate. The revision in the conversion rate was accounted for in 1998 by an increase in additional paid-in capital and interest expense of $1.4 million for the additional shares issued. Costs associated with these conversions were approximately $56,215 during 1998. These costs are netted against the principal amount of debt converted in the accompanying unaudited condensed consolidated statements of changes in stockholders' equity (deficiency). The Company also issued to an investment banking firm in 1998 92,262 warrants with an exercise price of $4.75 per share, expiring in March 2001. The Company also issued options to purchase 176,190 shares of common stock at $5.25 per share to the debenture holders as a part of the conversion, of which 4,000 options were exercised in 1998, 24,548 options were exercised in 1999 and the balance expired.

                                  (d)     PROMISSORY NOTE

                                  The Company had a promissory note payable to a shareholder, due on the earlier of October 14, 1999 or the funding of a secondary equity offering, as defined. Interest, to be paid quarterly, was calculated at the prime rate plus two percent. In December 1997, this note was repaid through the conversion of this debt into 5,000 shares of the Company's common stock, pursuant to the terms of the note.

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

4.  STOCKHOLDERS' EQUITY          (a) COMMON STOCK ISSUANCES
    (DEFICIENCY)

                                  In addition to the common stock issued
                                  through debt conversions (Note 3) and the merger and other 1997 transactions discussed in Note 2, common stock was issued as follows:


                                  In 1998 -

                                  (i)   Sale of common stock - In connection
                                        with a private placement, the Company
                                        sold 575,000 shares at $4 per share
                                        in October 1998. Expenses related to
                                        this sale were approximately
                                        $182,000. The Company also issued
                                        warrants, which expire in October
                                        2003, to purchase 402,500 shares of
                                        the Company's stock at an exercise
                                        price of $4 per share in connection
                                        with this private placement.


                                  (ii)  Stock options exercised - During 1998,
                                        one stock option for 4,000 shares was
                                        exercised at $5.25 per share, less
                                        commissions of $1,890.


                                  (iii) Services rendered - The Company
                                        issued 13,750 shares of common stock
                                        to an investment banking firm for
                                        services rendered in connection with
                                        the private placement discussed above.

                                  The Company entered into an agreement with an affiliate of one of its principal shareholders (the "Affiliate") that provided that the Company pay a minimum investment banking fee to the Affiliate of $100,000 per year for a three-year period commencing July 28, 1997, extendable for an additional nine years under certain conditions. The agreement also provided for the reimbursement of certain expenses incurred by the Affiliate up to $17,000 and for the issuance of .5% of the Company's common stock (20,895 shares), as defined, to a charitable foundation. In 1998, this agreement was canceled and the Affiliate was paid $150,000 and issued 83,395 shares of common stock and 43,750 warrants with an exercise price of $4 per share, expiring in October 2003. In 1998, the Company paid, in cash, $225,000 to the Affiliate for investment banking services ($300,000 from inception through March 31, 2000).

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

                                  In 1999 -


                                  (i)   Sale of common stock - In connection
                                        with a private placement, the Company
                                        sold 578,500 shares at $6 per share in
                                        January through April 1999. Expenses
                                        related to this sale were $155,102.


                                  (ii) Stock options exercised - Stock options for 24,548 shares (Note 3(c)) were exercised at $5.25 per share, less commissions of $11,599.

                                  (iii) Sale of common stock, Convertible
                                        Debenture and warrants - On December
                                        28, 1999, the Company sold 384,615
                                        shares at $6.50 per share, received
                                        $1.5 million for a Convertible
                                        Debenture of up to $3 million and
                                        issued 600,000 warrants exercisable
                                        at $8.00 per share until December
                                        2004 (Note 3(b)). Expenses related to
                                        the sale of common stock were $32,297.

                                  During the three months ended March 31, 2000 -

                                  (i)   In February 2000, the Company
                                        retained an investment banking firm
                                        to pursue a private placement of
                                        equity or equity-linked securities.
                                        The private placement is attempting
                                        to raise up to $25 million for the
                                        issuance of redeemable Series A
                                        Convertible Preferred Stock. The
                                        terms of the private placement are
                                        subject to negotiation; however, it
                                        is anticipated that the preferred
                                        stock issued will be convertible into
                                        the Company's common stock and will
                                        have a redemption feature. There can
                                        be no assurance that this private
                                        placement will be successful. Other
                                        assets includes $98,619 at March 31,
                                        2000 for costs incurred related to
                                        this private placement.

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

(b) STOCK OPTIONS AND WARRANTS ISSUED



                                                                          Exercise
                                                                          Price
                                                                          Per       Date                Expiration
  Date Issued          Description                            Shares      Share     Exercisable*        Date
  -----------------------------------------------------------------------------------------------------------------------
  Options:
      February 1998    Company executives                     88,888       $5.25   25% exercisable     March 2003
                                                                                   on issuance,
                                                                                   remainder vests
                                                                                   ratably over three
                                                                                   years
      October 1999     Company executive                      37,500       $6.50   50% exercisable     October 2004
                                                                                   on issuance,
                                                                                   remainder
                                                                                   vests over two
                                                                                   years
      April 1998       Employee                                1,000       $4.00                       April 2003
      December 1999    Options issued under the Employee                           Exercisable ratably
                       Equity Incentive Plan                 389,000       $8.00   over three years    December 2005 - 7
                                                         -----------

                       Option shares                         516,388
                                                         -----------
  Warrants:
      November 1997    Three shareholders                    234,216       $1.92                       October 2003
      December 1997    Investment banking fee -
                           Series A debentures                54,375       $4.00                       November 2000
      March 1998       Investment banking fee - Series
                          B debentures                        92,262       $4.75                       March 2001
      August 1998      In connection with bridge
                          financing                           17,543       $4.00                       August 2003
      October 1998     Investment banking fee for sale
                          of common stock                     30,667       $5.25                       October 2003
      October 1998     Issued with common stock sold         402,500       $4.00                       October 2003
      October 1998     Directors fees                         50,000       $4.00                       October 2003
      October 1998     Cancellation of investment
                           banking agreement                  43,750       $4.00                       October 2003
      October 1998     Investment banking fee for sale
                          of common stock                      9,625       $4.00                       October 2003
      December 1998    Debenture conversion                    8,810       $5.25                       December 2003
      March 1999       Investment banking services             4,348       $5.25                       March 2004
      December 1999    Investment banking services (Note 5)   25,000        $.01                       December 2004
      December 1999    Issued with Convertible Debenture     600,000       $8.00                       December 2004
      February 2000    Director fees                          25,000       $8.00                       February 2005
                                                         -----------

                          Warrant shares                   1,598,096
                                                         -----------

                          Total options and warrant
                           shares                          2,114,484
                                                         ===========



*Exercisable on issuance except as noted

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

                   At March 31, 2000, the Company has options and warrants for 1,693,887 shares of common stock currently exercisable at a weighted average exercise price of $5.29 per share. The options and warrants expire as follows:


                                                                                        Weighted
                                                                                         Average
                                                                                        Exercise
                   YEAR ENDING DECEMBER 31,                              Shares            Price
                   -----------------------------------------------------------------------------
                   2000                                                  54,375    $       4.00
                   2001                                                  92,262            4.75
                   2003                                                 886,999            3.63
                   2004                                                 666,848            7.60
                   2005                                                 154,666            8.00
                   2006                                                 129,667            8.00
                   2007                                                 129,667            8.00
                   -----------------------------------------------------------------------------
                   Total                                              2,114,484    $       5.80
                   -----------------------------------------------------------------------------


                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

                   (c)     NONCASH EQUITY TRANSACTIONS

                   In connection with the noncash aspects of certain issuances of common stock, options and warrants, the Company valued such transactions as follows:


                                              INCEPTION
                                           (JANUARY 15,     THREE MONTHS      THREE MONTHS
                                          1997) THROUGH            ENDED             ENDED
                                              MARCH 31,        MARCH 31,         MARCH 31,
      Issuance                                     2000             2000              1999
      -------------------------------------------------------------------------------------

      Interest expense related to
          conversion rate of
          convertible debentures (i)  $         852,000  $             -  $              -

      Revision of debt conversion
          rate (ii)                           1,400,000                -                 -

      Common stock issued for
          cancellation of
          investment banking
          agreement and debt
          issuance (iii)                        889,000                -                 -

      Stock option compensation (i)             177,436           69,548             9,722

      Options issued to debenture
          holders for debenture
          conversion (iv)                        95,000                -                 -

      Warrants issued for
          services (iv)                         530,250           48,750             8,500
      -------------------------------------------------------------------------------------

      Total                           $       3,943,686  $       118,298  $         18,222
      =====================================================================================


                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

                   (i) Value based on excess of market price of the Company's publicly traded common stock over the conversion or exercise price. The excess stock option value is amortized over the vesting period of the options.

                   (ii) Value based on increased common shares issued, due to the reduced conversion rate, using the market price of the Company's publicly traded common stock.

                   (iii) Value based on market price of the Company's publicly traded common stock.

                   (iv)   Value based on Black-Scholes pricing model.

                   Based on current accounting practices for public companies, the Company used the valuation methods above rather than values of its common stock from recent private placements. The Company's common stock has limited public trading, which commenced in February 1998, on the OTC Bulletin Board. The Company filed a Form 10-SB on April 19, 2000 to become a public reporting company. Since this form is pending approval of the Securities and Exchange Commission ("SEC"), the Company's common stock may be quoted in the National Quotation Bureau's pink sheets, commencing in May 2000, until SEC approval is obtained. The Company has filed and been granted a temporary stay to continue trading on the OTC Bulletin Board.

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

                   The amounts above were charged to the following expense accounts:


                                               INCEPTION
                                            (JANUARY 15,      THREE MONTHS          THREE MONTHS
                                           1997) THROUGH             ENDED                 ENDED
                                          MARCH 31, 2000    MARCH 31, 2000        MARCH 31, 1999
                   ----------------------------------------------------------------------------------
                                                                                >
                   Salaries and benefits    $    300,186   $       118,298   $          9,722
                   Professional and
                       Investment
                       Banking fees            1,069,500                 -              8,500
                   Interest expense            2,574,000                 -                  -
                   ----------------------------------------------------------------------------------

                   Total                    $  3,943,686   $       118,298   $         18,222
                   ==================================================================================


                   The Company accounts for stock options under APB Opinion Number 25, under which compensation is recorded to the extent the exercise price is less than the quoted public market at grant date. Had salary expense been determined consistent with SFAS No. 123, the Company's net loss and net loss per common share, basic and diluted, would not have been materially different than the amounts reported.

                   (d)   EMPLOYEE EQUITY INCENTIVE PLAN

                   In April 1999, the Company's Board of Directors approved a 10-year Employee Equity Incentive Plan ("Plan"), subject to approval of its stockholders. The stockholders ratified the Plan in September 1999. Under the Plan, 484,655 shares of the Company's common stock are reserved for issuance under various award plans including stock options, restricted stock, bonus and performance shares, etc. Options for 401,500 shares of common stock under the Plan have been granted through March 31, 2000 at $8 per share. These options vest ratably over three years and expire five years after they become exercisable. Since the market price on the date the options were granted was $9.00 per share, the compensation expense related to the favorable option price ($401,500) is amortized over the vesting period of the options. In March 2000, the Board of Directors agreed to allocate an additional 64,000 shares for stock options to be made available for new site development vice presidents, none of which were issued as of March 31, 2000.

                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

                   The Company also granted an option for 37,500 shares at $6.50 per share in October 1999. Similar to the options mentioned above, the excess of the market price at grant date over the option price ($84,375) is amortized as compensation expense over the vesting period.

                   The following table summarizes the Company's employee stock option activity:



                                                                                         Exercisable
                                                                                   ------------------------
                                                                      Weighted                Weighted
                                                                       Average                 Average
                                                                      Exercise                Exercise
                                                         Shares          Price      Shares       Price
                        ------------------------------------------------------------------------------------
                        1998:
                            Granted and outstanding at
                              December 31, 1998            89,888          $5.24      34,333       $5.21
                                                                                    ------------------------

                        1999:
                            Granted                       439,000          $7.87
                                                         ------------

                        Outstanding at December 31,
                            1999                          528,888          $7.42      75,305       $5.54
                                                         ---------------------------------------------------

                        Three months ended March
                           31, 2000:
                           Granted                              -              -           -           -
                           Forfeited                      (12,500)         $8.00           -           -
                                                         ---------------------------------------------------

                       Outstanding at March 31,
                           2000                           516,388          $7.41      95,791       $5.60
                                                         ---------------------------------------------------


                                                              U.S. REALTEL, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

                   (e)    WARRANT OFFERING PROGRAM

                   In March 2000, the Company's Board of Directors approved a Warrant Offering Program ("Program") for the owners of office building portfolios who meet certain criteria, which program was modified in April 2000. The Program provides for up to 400,000 warrants to be offered, at an exercise price of $2.50 per share, upon either the execution of a Master Lease or installation of a Riser pursuant to a Riser Access Agreement. The number of warrants issued will be determined by formula based on the number of square feet committed. As of March 31, 2000, no warrants were issued under the Program.

5.  RELATED PARTY  Consulting fees to one of the Company's directors amounted
    TRANSACTIONS   to $19,400 and $31,500 for the three months ended March 31,
                   2000 and 1999, respectively, and $114,400 since inception.

                   During 1999, the Company issued warrants to a stockholder to purchase 25,000 shares of the Company's common stock at $.01 per share for investment banking services. These warrants, valued at $162,000 using the Black-Scholes pricing model, are exercisable immediately and expire in December 2004.


                       See also notes 3(a) and 4(a) and (b).


6.  RECLASSIFICATIONS  Certain items in the 1999  condensed consolidated financial statements have been reclassified to conform to the 2000 classifications.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               U.S. REALTEL, INC.



                                               /s/ Jordan E. Glazov
                                               ----------------------
Date: June 8, 2000                             Jordan E. Glazov
                                               President

                                    PART III

ITEM 1.  INDEX TO EXHIBITS


EXHIBIT
NUMBER                DESCRIPTION
-------               -----------
2.1                   Form of Certificate of Merger
2.2                   Plan and Agreement of Merger
3.1                   Certificate of Incorporation
3.2                   Bylaws
4.1                   Form of Common Stock Certificate
4.2                   Shareholders' Agreement dated October 2, 1998
4.3                   Registration Rights Agreement dated October 2, 1998
4.4                   Convertible Promissory Note dated September 24, 1999
4.5                   Amendment dated  September 24, 1999 to Shareholders
                      Agreement dated October 2, 1998
4.6                   Amendment dated September 24, 1999 to Registration
                      Rights Agreement dated October 2, 1998
4.7                   12% Convertible Debenture dated December 28, 1999
4.8                   Amendment dated December 28, 1999 to Shareholders
                      Agreement dated October 2, 1998, as amended
10.1                  Presidential Towers Office Lease dated October 6, 1999
10.2                  Employment Agreement dated as of January 15, 1997
                      between the Company's predecessor and Perry H. Ruda
10.3                  Employment Agreement dated as of January 15, 1997
                      between the Company's predecessor and Jordan E. Glazov
10.4                  Amendment to Employment Agreement dated as of April 20, 1999 between the Company and Perry H. Ruda.
10.5                  Amendment to Employment Agreement dated as of April 20, 1999 between the Company and Jordan E. Glazov
10.6                  1999 Employee Equity Incentive Plan
10.7                  Exclusive Telecommunications Strategic Cooperation
                      Agreement dated February 18, 2000
21.1                  List of the Company's Subsidiaries
27                    Financial Data Schedule (December 31, 1999)
27.1                  Financial Data Schedule (March 31, 2000)